UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.12) *

Given Imaging Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)

2797140
(CUSIP Number)
Yaron Elad Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) CO

Page 3 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,464,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 4,719,528 Ordinary Shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.

Page 4 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 46.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include 380 Ordinary Shares which are held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd. ("Epsilon"), an indirect subsidiary of DIC, as a portfolio manager (the "Epsilon Shareholding"). The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 5 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 46.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include (i) 378,089 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development") and (ii) the Epsilon Shareholding (collectively, the "CIEH and Epsilon Shareholdings"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 6 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 46.2%
14.	Type of Reporting Person (See Instructions) CO

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 7 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 46.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 8 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 46.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 9 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 46.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 10 of 67 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 46.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 11 of 67 pages

This Amendment No. 12 on Schedule 13D/A (the “Amendment”) amends to the extent specified herein the Statement on Schedule 13D, as amended, with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share (the “Ordinary Shares”), of Given Imaging Ltd. (the “Issuer”), previously filed by RDC Rafael Development Corporation Ltd. (“RDC”), DEP Technology Holdings Ltd. (“DEP”), Elron, DIC, IDB Development, IDB Holding Corporation Ltd. (“IDB Holding”), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“the Reporting Persons”) with the Securities and Exchange Commission (the “Statement”) . Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with an increase of the outstanding Ordinary Shares which caused the percent of the Ordinary Shares held by the Reporting Persons to decrease by more than 1% .

The following amends and supplements Items 2, 5, 6 and 7 of the Statement

Item 2.	Identity and Background

(a), (b) and (c):  The Reporting Persons.

The following information in this Item 2 amends the information previously provided in Item 2 of the Statement. See the Statement for additional information provided in Item 2 of the Statement that is not being amended.

As of February 28, 2012:

DIC owned approximately 50.5% of the outstanding shares of Elron.

IDB Development owned approximately 73.5% of the outstanding shares of DIC.

IDB Holding owned 100% of the outstanding shares of IDB Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.3% and 12.4% respectively of the outstanding shares of, and control, Ganden Holdings.

Ganden Holdings owned (directly and through Ganden, a wholly-owned subsidiary of Ganden Holdings), approximately 45.3% of the outstanding shares of IDB Holding.

Shelly Bergman owned (through a wholly-owned company) approximately 4% of the outstanding shares of IDB Holding.

Ruth Manor owned (through Manor and another private Israeli corporation, both of which are controlled by her) approximately 11.6% of the outstanding shares of IDB Holding.

Avraham Livnat owned (through Livnat and another private Israeli corporation, both of which are controlled by him) approximately 12.1% of the outstanding shares of IDB Holding.

Ganden, Manor and Livnat are parties to the Shareholders Agreement for the term ending in May 2023, with respect to a majority of their shareholdings in IDB Holding for the purpose of maintaining and exercising control of IDB as a group. Their additional shareholdings in IDB Holding are not subject to the Shareholders Agreement. In February 2012, Ganden, Manor, Livnat and an affiliate of Livnat have entered into an additional agreement whereby, following the closing of a certain transaction, such parties will act among other things to exclude Livnat from the existing control group of IDB Holding, and additionally Ganden and Manor will have an option to purchase from Livnat and its affiliate, and Livnat and its affiliate will have an option to sell to Ganden and Manor shares of IDB Holding held by Livnat and its affiliate.

Part of the foregoing holdings in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of shares of IDB Holding. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.

Page 12 of 67 pages

 (d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate’s Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

As of February 28, 2012:

RDC owned directly 2,662,110 Ordinary Shares, or approximately 8.7% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,662,110 Ordinary Shares.

Elron owned directly 6,802,710 Ordinary Shares, or approximately 22.2% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 2,662,110 Ordinary Shares owned by RDC.  Also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 14,184,348 Ordinary Shares, constituting approximately 46.2% of the outstanding Ordinary Shares.

DIC owned directly 4,719,528 Ordinary Shares, or approximately 15.4% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 9,464,820 Ordinary Shares owned by RDC and Elron, or a total of 14,184,348 Ordinary Shares, constituting approximately 46.2% of the outstanding Ordinary Shares. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner, and to share the power to vote and dispose, of an aggregate of 14,184,348 Ordinary Shares held by RDC, Elron and DIC, or approximately 46.2% of the outstanding Ordinary Shares. Each of IDB Development, IDB Holding and the Reporting Persons who are natural persons disclaims beneficial ownership of all the Ordinary Shares held by RDC, Elron and DIC.

The Issuer advised the Reporting Persons that on February 28, 2012, there were 30,684,425 outstanding Ordinary Shares. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

Information provided to the Reporting Persons indicates that as of February 28, 2012, none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned Ordinary Shares, except as follows:

Mr. Arie Mientkavich, Chairman of the boards of directors of RDC and Elron and vice Chairman of the board of directors of IDB Holding, owned (i) 4,545 Ordinary Shares, and (ii) options to purchase from the Issuer 35,000 Ordinary Shares at a price of $29.42 per share, 10,000 Ordinary Shares at a price of $16.00 per share and 10,000 Ordinary Shares at a price of $11.55 per share, all of which are exercisable immediately. These securities were granted to Mr. Mientkavich in respect of his service as director of the Issuer.

Page 13 of 67 pages

None of the Reporting Persons purchased or sold any Ordinary Shares during the 60 days ending on February 28, 2012.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP or RDC purchased or sold any Ordinary Shares during the 60 days ending on February 28, 2012.

Item 6	Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer

Registration Rights Agreement

The Issuer and Elron, DIC and RDC entered into an Amended and Restated Registration Rights Agreement, dated as of February 29, 2012 (the “Registration Rights Agreement”) with respect to certain Ordinary Shares held by Elron, DIC and RDC.  The Registration Rights Agreement amended and restated a similar agreement among the Issuer and Elron, DIC and RDC (the “Holders”) that had been entered into in 2007. The main terms of the Registration Rights Agreement are as follows:

Demand Registration Rights.  The Registration Rights Agreement provides that, at the request of one or more of the Holders holding at least 5% of the Issuer’s then outstanding Ordinary Shares, the Issuer must use its commercially reasonable efforts to register any or all of the requesting shareholders’ Ordinary Shares on the condition that the minimum aggregate offering price of the shares to be registered is at least $15 million. The Issuer must also give notice of the registration to other Holders and include in the registration any Ordinary Shares that they request to include. This registration also may include Ordinary Shares offered by the Issuer for the Issuer’s own account and by the Issuer’s directors and officers. The Holders may make no more than two requests for registration under the Registration Rights Agreement. In connection with any such demand registration, the managing underwriter may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must exclude first any shares to be registered by the Issuer for the Issuer’s own account and, second, any shares to be registered by the Issuer’s directors and officers. Thereafter, the shares to be registered by the Holders would be reduced pro rata among the Holders requesting inclusion of their shares according to the number of shares held by each of them.

Incidental Registration Rights. The Registration Rights Agreement provides that the Holders also have the right to request that the Issuer include the Holders’ Ordinary Shares in any registration statements filed by the Issuer in the future for the purposes of a public offering, subject to specified limitations. The managing underwriter may limit the number of shares offered for marketing reasons. In this case, the managing underwriter must exclude first any shares to be registered by the Issuer, unless the Issuer initiated the registration, second the shares that the Holders  have requested to include in the registration, and third the shares of the party initiating the registration

Form F-3 Registration Rights. The Registration Rights Agreement provides that, at the request of Holder, the Issuer must use its best efforts to register such shareholder’s Ordinary Shares on Form F-3. The Issuer must also give notice of the registration to other Holders to whom the Issuer granted registration rights and include in the registration any Ordinary Shares such Holder requests to include. These demand rights may only be exercised if nine months have passed since the last registration that the Issuer filed in which the Holder requesting registration was entitled to include its shares. The minimum aggregate offering price of the shares to be registered is $15 million, in case of an underwritten offering, or $5.0 million, in case of a non-underwritten offering.

Termination. The Registration Rights Agreement provides that all registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its Ordinary Shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended.

The main changes incorporated into the Registration Rights Agreement are as follows:

(i)           The extension of the Holders' registration rights until July 18, 2017;

(ii)          In the event that any of the Holders pledges its respective Ordinary Shares of the Issuer in favor of a lending institution in connection with any credit line or loan and an event of default occurs that would allow the lending institution to institute foreclosure proceedings regarding the pledged shares, then in connection with any transfer of such shares to one or more purchasers pursuant to such foreclosure, the Issuer agreed:

(a)   to waive the requirement for a legal opinion or “no action” letter prior to the transfer of such shares;

(b)   to lower the financial thresholds necessary for a lending institution to require registration of such shares;

(c)   to waive the requirement that a Holder not transfer Ordinary Shares during a specified period following the effective date of any registration statement filed by the Issuer; and

(d)   to waive certain restrictions on the right of a Holder to assign registration rights.

(iii)           The Holders can require that any registration be a shelf registration under Rule 415 under the United States Securities Act of 1933, and the Issuer agreed to maintain such a shelf registration for the maximum possible time which, as of the date hereof, is three (3) years from the effective date of registration.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of the agreement filed as Exhibit 1 hereto, which is incorporated herein by reference.

Page 14 of 67 pages

Silicon Valley Bank Credit Line Agreement

On November 9, 2011, Elron entered into a loan agreement with Silicon Valley Bank (“SVB”) to receive a credit line in the amount of $30 million for a period of up to 18 months (the “Credit Line Agreement”).  During such 18 month period, Elron is entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. Under the Credit Line Agreement, Elron will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, Elron will pledge Ordinary Shares of the Issuer held by Elron in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the Credit Line Agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then Elron will be required either to pledge additional Ordinary Shares of the Issuer or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to SVB.  As of the date of filing this Amendment, Elron has not yet made any draw down.

In connection with the Registration Rights Agreement described above, the form of debenture fixed charge agreement attached to the Credit Line Agreement ("Debenture") provides that Elron will irrevocably assign to the Bank, with such assignment to be deemed effective upon (i) the making of the initial draw down and (ii) the occurrence of any of the events of default specified in the Debenture, all Elron's rights and interests applicable to the pledged shares under the Registration Rights Agreement.

The foregoing description of the Credit Line Agreement is qualified in its entirety by reference to the text of the agreement (together with the form of Debenture attached thereto) filed as Exhibit 2 hereto, which is incorporated herein by reference.

Item 7	Material to be filed as Exhibits

Exhibit 1	-	Amended and Restated Registration Rights Agreement dated as of February 29, 2012 among the Issuer, DIC, Elron and RDC.
Exhibit 2	-	Loan Agreement dated as of November 9, 2011 between Silicon Valley Bank and Elron.
Schedules A, B, C, D, E and F	-
Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: March 8, 2012	RDC RAFAEL DEVELOPMENT CORPORATION LTD. DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: DISCOUNT INVESTMENT CORPORATION LTD.

(signed)
BY: ______________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 2 through 10 to Amendment No. 5 to the Statement.

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Exhibit 1

AMENDED & RESTATED REGISTRATION RIGHTS AGREEMENT

AMENDED & RESTATED REGISTRATION RIGHTS AGREEMENT made as of February 29, 2012 by and among Given Imaging Ltd., an Israeli corporation (the "Company"), and the holders of Ordinary Shares in the Company whose signature is affixed hereto (the “Shareholders”).

WHEREAS,    on July 18, 2007, the Company and the Shareholders previously entered into a Registration Rights Agreement whereby the Shareholders were provided, inter alia, with certain registration rights which are due to expire on July 18, 2012 ("Original Agreement");

WHEREAS,    the Shareholders wish to renew the Original Agreement for an additional  period of five (5) years until July 18, 2017, and to effect certain changes to the Original Agreement as more fully described herein, all by amending and restating the Original Agreement; and

WHEREAS,    the Audit Committee and the Board of Directors of the Company have each determined that it is in the best interests of the Company that the Company enter into this Amended and Restated Registration Rights Agreement subject to and conditional upon the approval of the shareholders of the Company.

NOW, THEREFORE, subject to Section 5 below, in consideration of the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereto covenant and agree as follows:

1.	GENERAL PROVISIONS

1.1	Shares Subject to this Agreement.

The Parties hereto expressly agree that the terms and restrictions of this Agreement shall apply to all shares of the Company's share capital which any of them now owns or hereafter acquires by any means, including without limitation by purchase, assignment or operation of law, or as a result of any share dividend, share split, reorganization, reclassification, whether voluntary or involuntary, or other similar transaction, whether by sale, merger, consolidation or other similar transaction, or by purchase, assignment or operation of law (the "Shares").

1.2	Certain Definitions.

As used in this Agreement, the following terms shall have the following respective meanings:

"Affiliate" has the meaning ascribed to that term in Rule 12b-2 under the Exchange Act, or any successor rule.

"Articles" shall mean the Articles of Association of the Company as may hereafter be amended in accordance with their terms from time to time.

"Commission" shall mean the Securities and Exchange Commission and any successor agency of the Federal government administering the Securities Act and the Exchange Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Lending Institution" means any financial institution to whom any Registrable Shares have been pledged as security for loans or a credit line provided by such Lending Institution to any Shareholder.

"Ordinary Shares" shall mean (i) the ordinary shares, NIS 0.05 par value per share, of the Company, (ii) any other capital shares of the Company, however designated, authorized on or after the date hereof, which shall neither be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends nor entitled to a preference prior or equal to any class of preferred shares of the Company in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; and (iii) any other securities of the Company into which or for which any of the securities described in (i) or (ii) may be converted or exchanged pursuant to any recapitalization, reorganization, merger, consolidation, sale of assets or other similar event.

"Permitted Transferee" shall mean with respect to any Shareholder, any Person that controls, is controlled by or is under common control with such Shareholder.

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"Person" means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

The terms "register", "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) Ordinary Shares held by the Shareholders from time to time and (ii) other Ordinary Shares or other securities of the Company, in each case, issued or issuable to the Shareholders or their Permitted Transferees with respect to such Ordinary Shares in connection with any share split, share dividend, recapitalization, reorganization, merger, consolidation, sale of assets or similar event, excluding in any event securities which have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them, (b) publicly sold pursuant to Rule 144 under the Securities Act, or (c) sold by a person in a transaction in which the holder’s registration rights have not been assigned in accordance with Section 3.14 hereof.

"Registration Expenses" shall mean the expenses so described in Section 3.8.

"Securities Act" shall mean the Securities Act of 1933, as amended, and any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Selling Expenses" shall mean the expenses so described in Section 3.8.

"Subsidiary" or "Subsidiaries" shall mean any corporation, partnership, trust or other entity of which the Company and/or any of its other Subsidiaries directly or indirectly owns at the time a majority of the outstanding shares of any class of equity security of such corporation, partnership, trust or other entity.

2.	Reserved

3.	TRANSFER OF REGISTRABLE SECURITIES; REGISTRATION

3.1	Restrictive Legend.

Each certificate representing Registrable Securities (“Restricted Securities”) shall, except as otherwise provided in this Section 3.1 or in Section 3.2, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or any other securities laws.  These securities have been acquired for investment and not with a view to distribution or resale.  Such securities may not be offered for sale, sold, delivered after sale or transferred in the absence of an effective registration statement covering such securities under the Securities Act of 1933 and any other applicable securities laws, unless the holder shall have obtained an opinion of counsel reasonably satisfactory to the corporation that such registration is not required."

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate if (i) there is an effective registration statement covering the securities represented by such certificate, or (ii) with such request, the Company shall have received either the opinion referred to in Section 3.2(a)(i) or the "no-action" letter referred to in Section 3.2(a)(ii), or (iii) pursuant to any other express provision hereof such legend is no longer required.

3.2	Notice of Proposed Transfer.

(a)           Prior to any proposed sale or other transfer of any Restricted Securities (other than under the circumstances described in Section 3.4 or 3.5), the holder thereof shall give written notice to the Company of its intention to effect such sale or other transfer.  Each such notice shall describe the manner of the proposed sale, or other transfer and, if requested by the Company shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale or other transfer may be effected without registration under the Securities Act, except if the proposed sale or other transfer is effected pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, in which event no such opinion nor an "no action letter" as provided in the following clause (ii) shall be required under this Agreement or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such share shall be entitled to transfer such share in accordance with the terms of its notice.  Each certificate for Restricted Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 3.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act), or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act or that such legend is not required to establish compliance with any provisions of the Securities Act.  Notwithstanding any other provision hereof, the restrictions provided for in this Section 3.2 shall not apply to securities which are not required to bear the legend prescribed by Section 3.1 in accordance with the provisions of that Section. The Company will not unreasonably refuse to accept an opinion of counsel required hereby signed by counsel for a Shareholder.

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(b)           No such opinion of counsel or "no action" letter from the Commission, as set forth in Section 3.2(a) above, shall be required in the event of a sale or other transfer of any Registrable Securities to (i) any Affiliate of a Shareholder, including, without limitation, any venture capital limited partnership now existing or hereafter formed which controls, is controlled by or is under common control with such Shareholder; (ii) one or more partners or members of the transferor (in the case of a transferor that is a partnership, limited liability company or fund), to a shareholder (in the case of a transferor that is a corporation) or to a trust grantor (in the case of a transferor that is a trust) in each case in respect of the beneficial interest of such partner, shareholder or trust; or (iii) any successors or assigns of any of the foregoing persons, provided that the transferee agrees in writing to be subject to this Agreement to the same extent as if such transferee were originally a signatory.

3.3	Reserved

3.4	Required Registration

(a)           One or more of the Shareholders holding Registrable Securities constituting at least 5% of the total number of Ordinary Shares then outstanding may request the Company to register for sale under the Securities Act all or any portion of the Ordinary Shares held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the proposed aggregate offering price of the Ordinary Shares held by such holder or holders must be at least US$15,000,000, except if the request is being made pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, in which event the thresholds set forth in this Section shall be 1% and US$5,000,000, respectively. .

(b)           Following receipt of any notice under this Section 3.4, the Company shall promptly notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their Ordinary Shares.  The Company shall use its commercially reasonable efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, within 180 days of its receipt of such notice, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders).  The Company shall be obligated to register the Ordinary Shares pursuant to this Section 3.4 on two (2) occasions only, provided, however, that such obligation shall be deemed satisfied only when a registration statement covering all of the Ordinary Shares specified in notices received as aforesaid (except to the extent reduced by the managing underwriter pursuant to Section 3.4(d)) shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto; provided, further, that, upon effectiveness of the registration statement satisfying the second registration obligation set forth in this Section 3.4, the Company shall have no further obligation to register any Ordinary Shares not otherwise included in the notices described above.  Notwithstanding anything to the contrary contained herein, (i) no request may be made under this Section 3.4 during the period commencing 60 days prior to the Company’s good faith estimate of the effectiveness of a registration statement filed by the Company covering a firm commitment underwritten public offering (other than pursuant to this Section 3.4) and prior to the later to occur of the completion of the period of distribution for such offering or 120 days after the effective date of such registration statement, or (ii) if the Company shall furnish to the holders requesting such registration a certificate signed by the President and/or Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be detrimental to the Company or its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to delay the 180-day period to register the Registrable Securities referenced in this Section 3.4(b) by not more than ninety (90) days, provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period.

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(c)           If the holders requesting such registration intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 3.4 and the Company shall include such information in the written notice referred to in paragraph (b) above.  The right of any holder to registration pursuant to this Section 3.4 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Ordinary Shares in the underwriting.  If such method of disposition is an underwritten public offering, the Company may designate the managing underwriter(s) of such offering, which managing underwriter(s) shall be reasonably acceptable to the holders of at least a majority in interest of the shares of Registrable Securities to be sold in such offering.  A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds.

(d)           A registration statement filed pursuant to this Section 3.4 may, subject to the following provisions, include (i) Ordinary Shares for sale by the Company for its own account, (ii) Ordinary Shares held by officers or directors of the Company and (iii) Ordinary Shares held by other holders of Registrable Securities to be included in the securities to be covered by such registration statement in accordance with Section 3.5 and Ordinary Shares held by other holders of Ordinary Shares who may from time to time have the right to seek to include such Ordinary Shares in such registration statement (the holders referred to in this clause (iii), collectively, "Other Shareholders"), in each case for sale in accordance with the method of disposition specified by the requesting holders.  If such registration shall be underwritten, the Company, such officers and directors and Other Shareholders proposing to distribute their shares through such underwriting shall enter into an underwriting agreement in customary form (including representations, warranties and indemnification provisions customary for a transaction of this kind) with the representative of the underwriter or underwriters selected for such underwriting on terms no less favorable to such officers, directors or Other Shareholders than the terms afforded the holders of Registrable Securities.  If and to the extent that the managing underwriter determines that marketing factors require a limitation on the number of shares to be included in such registration, then the Ordinary Shares held by officers or directors (other than Registrable Securities) of the Company or by Other Shareholders (other than Registrable Securities) and Ordinary Shares to be sold by the Company for its own account shall be excluded from such registration to the extent so required by such managing underwriter, and unless the holders of such shares and the Company have otherwise agreed in writing, such exclusion shall be applied first to the Ordinary Shares of the Company to be included for its own account to the extent required by the managing underwriter, and then to the shares held by the directors and officers and the Other Shareholders to the extent required by the managing underwriter, ratable among them on the basis of the respective number of shares held by each of them.  If the managing underwriter determines that marketing factors require a limitation of the number of Registrable Securities to be registered under this Section 3.4, then Registrable Securities shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Securities.  In any event all securities to be sold other than Registrable Securities will be excluded prior to any exclusion of  Registrable Securities.  No Registrable Securities or any other security excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.  If any holder of Registrable Securities, officer, director or Other Shareholder who has requested inclusion in such registration as provided above, disapproves of the terms of the underwriting, such holder of securities may elect to withdraw therefrom by written notice to the Company and the managing underwriter.  The securities so withdrawn shall also be withdrawn from registration.  Except for registration statements on Form S-4, S-8 or any comparable form or successor thereto, the Company will not file with the Commission any other registration statement with respect to its Ordinary Shares, whether for its own account or that of other shareholders, from the date of receipt of a notice from requesting holders pursuant to this Section 3.3 until the completion of the period of distribution of the registration contemplated thereby or 120 days after the effective date of such registration, whichever is earlier, if in the good faith judgment of the managing underwriter marketing factors would materially adversely affect the price of the Registrable Securities subject to such underwritten registration.

3.5	Incidental Registration.

If the Company at any time proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention so to do.  Upon the written request of any such holder, received by the Company within thirty (30) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its commercially reasonable  efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered.  If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 3.5.  In such event the right of any holder of Registrable Securities to registration pursuant to this Section 3.5 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein.  All holders of Registrable Securities proposing to distribute their securities through such underwriting shall (together with the Company and the other shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company.  Notwithstanding any other provision of this Section 3.5, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall so advise all holders of securities requesting registration of any limitations on the number of shares to be underwritten, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated (i) first to the party initiating such registration procedure (whether the Company for selling Ordinary Shares for its own account or any holder of Registrable Securities initiating such registration); and (ii) then, to Other Shareholders requesting registration pursuant to this Section 3.5 or other similar piggy-back registration rights and to the Company with respect to Ordinary Shares being sold for its own account (unless allocated first under clause (i) above), in proportion, as nearly as practicable, to the respective amounts of securities requested by them to be included in such registration.  Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 3.5 without thereby incurring any liability to the holders of Registrable Securities.  If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter.  Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

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3.6	Registration on Form F-3.

(a)           In addition to the rights provided in Section 3.4, provided that at least nine (9) months have elapsed since the most recent registration in which the shareholder seeking to make a request under this Section 3.6 was entitled to request that any of its Registrable Securities be included therein, if at any time (i) any holder or holders of the Registrable Securities request that the Company file a registration statement on Form F-3 or any comparable or successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed US$15,000,000 (in case of an underwritten offering) or $5,000,000 (in case of a non-underwritten offering) (except if the request is being made pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, in which event the thresholds set forth in this Section shall be $3,000,000 and $1,000,000, respectively), and (ii) the Company is a registrant entitled to use Form F-3 or any comparable or successor form thereto to register such shares, then the Company shall use its commercially reasonable efforts to register under the Securities Act on Form F-3 or any comparable or successor form thereto, for public sale in accordance with the method of disposition specified in such notice, the number of Registrable Securities specified in such notice.  At the request of the holder or holders requesting such registration on Form F-3 (or comparable or successor form), such registration statement shall be a “shelf” registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 or any successor rule under the Securities Act (the “Shelf Registration Statement").

(b)           Notwithstanding the foregoing, the Company shall not be obligated to effect any registration pursuant to this Section 3.6, (i) if Form F-3 or any comparable or successor form is not available for such offering by the holders requesting such registration; (ii)  if the Company shall furnish to the holders requesting such registration a certificate signed by the President and/or Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be detrimental to the Company or its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to delay the 180-day period to register the Registrable Securities referenced in Section 3.4(b) by not more than ninety (90) days; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period; (iii) during the period starting sixty (60) days prior to the Company's estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and that the Company's estimate of the date of filing such registration statement is made in good faith; or (iv) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c)           Whenever the Company is required by this Section 3.6 to use its commercially reasonable efforts to effect the registration of Registrable Securities, each of the procedures and requirements of Section  3.4 (with all holders of Registrable Securities being treated equally), including but not limited to the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering, shall apply to such registration, provided, however, that except as provided above, there shall be no limitation on the number of registrations on Form F-3 which may be requested and obtained under this Section 3.6.

(d)           The Company shall use its commercially reasonable efforts to qualify for registration on Form F-3 or any comparable or successor form or forms; and to that end the Company shall register (whether or not required by law to do so) the Ordinary Shares under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form F-1 or any comparable or successor form.

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3.7	Registration Procedures.

(a)           If and whenever the Company is required by the provisions of Sections 3.4, 3.5 or 3.6 to use its commercially reasonable efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(i)            prepare and file with the Commission a registration statement (which, in the case of an underwritten public offering pursuant to Section 3.4, shall be on Form F-1 or other form of general applicability satisfactory to the managing underwriter selected as therein provided) with respect to such securities including executing an undertaking to file post-effective amendments and use its commercially reasonable efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as provided below);

(ii)           prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(iii)          furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(iv)          use its commercially reasonable efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(v)           use its commercially reasonable efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Ordinary Shares of the Company are then listed;

(vi)          comply with all applicable rules and regulations under the Securities Act and Exchange Act relating to such registration;

(vii)         immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(viii)        if the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effects as reasonably may be requested by counsel for the underwriters, and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

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(ix)           make available for inspection by each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all at the cost and expense of such sellers or underwriters, as the case may be, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement, all subject to the recipients' signing non-disclosure undertakings in form designated by the Company;

(x)            cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(xi)           permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, would be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel, reasonably concurred in by the Company’s counsel, should be included; and

(xii)          in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement reasonably acceptable to the Company, in usual and customary form, with the managing underwriter of such offering.

(b)           For purposes of this Agreement, the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby or 180 days after the effective date thereof, provided, however, in the case of any registration of Registrable Securities on Form F-3 or a comparable or successor form which are intended to be offered on a continuous or delayed basis, such 180 day-period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold (but in no event longer than nine months after the effective date of such registration statement) and (ii) in the event of a Shelf Registration the Company shall use its commercially reasonable efforts to keep such Shelf Registration Statement continuously effective for a period ending on the earlier to occur of (a) the latest date on which the Company may keep such Shelf Registration Statement continuously effective under Rule 415, or (b) when all Ordinary Shares covered by the Shelf Registration Statement are sold, and provided, further, that applicable rules under the Securities Act governing the obligation to file a post effective amendment, permit, in lieu of filing a post-effective amendment which (y) includes any prospectus required by Section 10(a)(3) of the Securities Act or (z) reflects facts or events representing a material or fundamental change in or omission from the information set forth in the registration statement, the incorporation by reference of information required to be included in (y) and (z) above contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement.

(c)           In connection with each registration hereunder, the sellers of Registrable Securities will furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be reasonably necessary in order to assure compliance with Federal and applicable state securities laws.

3.8	Expenses.

(a)           All expenses incurred by the Company in complying with Sections 3.4, 3.5 and 3.6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, and fees and disbursements of one counsel selected by the holders of at least two-thirds (2/3) of the Registrable Securities being sold, but excluding any Selling Expenses, are called "Registration Expenses".  All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses".

(b)           The Company will pay all Registration Expenses in connection with each registration statement under Sections 3.4, 3.5 or 3.6; provided, that, in the event of a registration pursuant to Section  3.4 hereof which is withdrawn at the request of the Shareholders other than (i) as a result of the Company's failure to perform its obligations hereunder, (ii) as a result of a cutback by the underwriter of such registration in the amount of Registrable Securities which may be included in such registration by more than 25% or (iii) as a result of information concerning a materially adverse change in the Company's business or financial condition that is made known to the Shareholders after the date on which such registration was requested, the Shareholders shall pay the Registration Expenses with respect to such registration.  In the event that a registration pursuant to Section 3.4 hereof is withdrawn pursuant to clauses (i), (ii) or (iii) of this Section 3.8(b), the Shareholders shall, immediately following such withdrawal, be entitled to that number of registration requests pursuant to Section  3.4 hereof to which they would have been entitled not taking into account the withdrawn request.  All Selling Expenses in connection with each registration statement under Sections 3.4, 3.5 or 3.6 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

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3.9	Indemnification and Contribution.

(a)           In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to any of Sections 3.4, 3.5 or 3.6, the Company will indemnify and hold harmless each holder of Registrable Securities, its officers, directors and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act (each, an "Indemnitee"), against any losses, claims, damages or liabilities, joint or several, to which such Indemnitee may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to any of Sections 3.4, 3.5, or 3.6 any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application"), (iii) any omission or alleged omission to state in any such registration statement, prospectus, amendment or supplement or in any Blue Sky Applications executed or filed by the Company, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iv) any violation by the Company of the Securities Act or any rule or regulation promulgated under the Securities Act or any state law applicable to the Company and relating to action or inaction required of the Company in connection with such registration, and will reimburse each Indemnitee for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that the Company will not be liable to an Indemnitee if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by such Indemnitee, in writing specifically for use in such registration statement or prospectus; provided further, however, that, other than in a firm commitment underwriting, the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Indemnitee from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Indemnitee to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(b)           In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to any of Sections 3.4, 3.5 or 3.6, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to any of Sections 3.4, 3.5 or 3.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus; and provided, further, however, that the liability of each seller hereunder shall be limited to the proceeds received by such seller from the sale of Registrable Securities covered by such registration statement.  Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to (or be reasonably comparable to, in the event an underwriter reasonably requires the use of its form of underwriting agreement) the obligations contained in this subparagraph (b).

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(c)           Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 3.9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 3.9 if and to the extent the indemnifying party is prejudiced by such omission.  In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel selected by such indemnifying party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 3.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the counsel selected by the indemnifying party shall have reasonably concluded that there may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party.  No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action, and no indemnified party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.  Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)           In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any indemnified party makes a claim for indemnification pursuant to this Section 3.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 3.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such indemnified party in circumstances for which indemnification is provided under this Section 3.9; then, and in each such case, the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities to which such party may be subject in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact related to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  Notwithstanding the foregoing (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e)           The indemnities and obligations provided in this Section 3.9 shall survive the transfer of any Registrable Securities by such holder.

3.10	Changes in Ordinary Shares.

If, and as often as, there is any change in the Ordinary Shares by way of a share split, share dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Ordinary Shares as so changed.

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3.11	Rule 144 and 144A Reporting.

With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a)           use its commercially reasonable efforts to comply with all of the applicable reporting requirements of the Exchange Act and shall comply with all other public information reporting requirements of the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any of the Registrable Securities by any holder of Registrable Securities pursuant to Rule 144 or Rule 144A thereof, as amended from time to time, or any successor rule thereto or otherwise;

(b)           cooperate with each holder of Registrable Securities in supplying such information as may be necessary for such holder of Registrable Securities to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act under Rule 144 or Rule 144A thereunder for the sale of any of the Registrable Securities by any holder of Registrable Securities; and

(c)           furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 or Rule 144A (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

(d)           furnish or cause its counsel to furnish to each holder of Registrable Securities, within three (3) business days of request therefor, which includes all relevant facts, circumstances and certifications reasonably required,  legal opinions reasonably required in connection with any sales under Rule 144.

3.12	"Market Stand-Off' Agreement.

Each of the Shareholders agrees, severally and not jointly, if requested by the Company and an underwriter of Ordinary Shares (or other securities) of the Company, not to sell or otherwise transfer or dispose of any Ordinary Shares (or other securities) of the Company held by such Shareholder during a period not to exceed ninety (90) days following the effective date of any registration statement filed by the Company under the Securities Act, and to enter into an agreement to such effect; provided, that,  all of the Company's officers, directors and holders of at least 5% of the outstanding Ordinary Shares (or securities convertible into at least 5% of the Ordinary Shares) also enter into agreements to such effect. The provisions of this Section 3.12 shall not apply to Registrable Shares in the event that the Registrable Shares are acquired pursuant  to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said period.

3.13	Reserved

3.14	Assignment of Registration Rights.

The rights to cause the Company to register Registrable Securities pursuant to this Article 3 may be assigned (but only with all related obligations) by a holder of Registrable Securities to a transferee or assignee of such securities who is not engaged in a business activity competitive with the Company (as reasonably determined by the Company's Board of Directors) and who, after such assignment or transfer, holds at least 500,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, share dividends, combinations and similar recapitalization events) ("Minimum Transfer"), provided, that, the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if (i) immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and (ii) the transferee or assignee shall acknowledge in writing that the transferred or assigned Registrable Securities shall remain subject to this Agreement. Notwithstanding the foregoing, in connection with a pledge of any Shareholder's Registrable Securities in favor of a Lending Institution, any Shareholder shall be entitled to conditionally assign to a third party acquiring such Registrable Securities pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, prior to effecting the Minimum Transfer, such Shareholder's rights to cause the Company to register such Registrable Securities under this Article 3 provided that the Company is provided with written notice thereof. For the purposes of determining the number of shares of Registrable Securities held by a transferee or assignee, the holdings of transferees and assignees of a partnership who are partners or retired partners of such partnership (including spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire Registrable Securities by gift, will or intestate succession) shall be aggregated together and with the partnership; provided, that, all assignees and transferees who would not qualify individually for assignment of registration rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under this Article 3.

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3.15	Blockage Periods.

Notwithstanding any other provision of this Agreement, the Company shall be permitted to defer the filing of any registration statement under Sections 3.4 or 3.6 if the Company’s Board of Directors determines in good faith, as certified in writing by the Company’s President or Chief Executive Officer to the holder of Registrable Securities requesting registration pursuant to any of the said Sections, that the filing of such a registration statement at such time would be seriously detrimental to the business of the Company.  The Company may decline to file any registration statement for this reason only once in any 12-month period and only for a maximum period of 90 days at any one time.

3.16	Termination of Registration Rights.

The rights under this Section 3 will expire with respect to each of the Shareholders and their respective successors, assigns and transferees, upon the earlier of (i) July 18, 2017, or (ii) with respect to a particular holder or any of it successors, assigns or transferees, the earlier of such person's ceasing to hold any Registrable Securities or at such time as such person is entitled to sell all of its Registrable Securities within a consecutive 90-day period pursuant to Rule 144.

4.	MISCELLANEOUS

4.1	Notices.

All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by telecopy or facsimile transmission, (iii) sent by overnight courier, or (iv) sent by registered or certified mail, return receipt requested, postage prepaid.

If to the Company:	Given Imaging Ltd. 2 Ha’Carmel Street New Industrial Park P.O. Box 258 Yoqneam 20692 Israel Attn: the CEO 972-4-959-2466 (Fax)

If to the Shareholders:	To the addresses set forth on Exhibit A

All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if made by telecopy or facsimile transmission,  on the next business day following the day such notice is transmitted, or (iii) if sent by registered or certified mail, on the fifth business day following the day such mailing is made.

4.2	Entire Agreement.

This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof.  No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

4.3	Modifications and Amendments.

This Agreement may be amended or modified, and any provision hereof may be waived, only with the written consent of (i) the Company and (ii) the holders of at least two-thirds (2/3) of the Registrable Securities whose rights under Section 3 have not terminated according to the provisions of this Agreement.  Any waiver or consent hereunder shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

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4.4	Assignment.

The rights and obligations under this Agreement may not be assigned by the Company without the prior written consent of at least a majority of the holders of Registrable Securities, unless specifically permitted by the terms hereof.

4.5	Benefit.

All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto.  Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

4.6	Governing Law.

This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of New York, without giving effect to the conflict of law principles thereof (other than Section 5-1401 of the General Obligations Law of the State of New York).

4.7	Jurisdiction and Service of Process.

Any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of New York or of the United States of America for the District of New York.  By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.  Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address set forth in Section 4.1 hereof.

4.8	Severability.

In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect.  In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

4.9	Interpretation.

The parties hereto acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

4.10	Headings and Captions.

The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

4.11	Enforcement.

Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

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4.12	No Waiver of Rights, Powers and Remedies.

No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party, other than as provided by Section 4.3 above.  No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.  The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies.  No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

4.13	Counterparts.

This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.	Condition Precedent

The execution, delivery and performance of this Agreement is conditional upon obtaining the approval of the shareholders of the Company in accordance with applicable law.   If such approval is not obtained, this Agreement shall be deemed null and void ab initio.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Registration Rights Agreement or caused this Agreement to be executed by their duly authorized representatives; as of the date first written above.

GIVEN IMAGING LTD.

By:          ______(signed)___________
Mr. Nahum (Homi) Shamir
President and Chief Executive Officer

By:          ______(signed)___________
Mr. Yuval Yanai
Chief Financial Officer

SHAREHOLDERS:

DISCOUNT INVESTMENT CORPORATION LTD.

By:          ______(signed)___________
Michel Dahan
Title: ___________

By:          ______(signed)___________
Raanan Cohen
Title: ___________

ELRON ELECTRONIC INDUSTRIES LTD.

By:          ______(signed)___________
Ari Bronshtein
CEO

By:          ______(signed)___________
Yaron Elad
CFO

RDC RAFAEL DEVELOPMENT CORPORATION LTD.

By:          ______(signed)___________
Giora Shaked
CEO

By:          ______(signed)___________
Lior Levinsky
Director of Finance

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EXHIBIT A

RDC Rafael Development Corporation Ltd.
Address:
Triangular Tower, 42nd Floor
3 Azrieli Center
Tel Aviv 67023
Israel

Discount Investment Corporation Ltd.
Address:
Triangular Tower, 44th Floor
3 Azrieli Center
Tel Aviv 67023
Israel

Elron Electronic Industries Ltd.
Address:
Triangular Tower, 42nd Floor
3 Azrieli Center
Tel Aviv 67023
Israel

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Exhibit 2

LOAN AGREEMENT

This LOAN AGREEMENT (this “Agreement”) dated as of November 9, 2011 (the “Effective Date”) between SILICON VALLEY BANK, a California corporation (“Bank”), and ELRON ELECTRONIC INDUSTRIES LTD., a company organized under the laws of the State of Israel (“Borrower”), provides the terms on which Bank shall lend to Borrower, and Borrower shall repay Bank.  The parties agree as follows:

1	ACCOUNTING AND OTHER TERMS

Accounting terms not defined in this Agreement shall be construed following IFRS.  Calculations and determinations must be made following IFRS; provided that if at any time any change in IFRS would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either Borrower or Bank shall so request, Borrower and Bank shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS; provided, further, that, until so amended, (a) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (b) Borrower shall provide Bank financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS.  Notwithstanding the foregoing, all financial calculations (whether for pricing covenants, or otherwise) shall be made with regard to Borrower only and not on a consolidated basis.  The term “financial statements” includes the notes and schedules.  Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13 of this Agreement.  All other terms contained in this Agreement, unless otherwise indicated, shall have the meanings provided by the Code to the extent such terms are defined therein, and by any other applicable law.

2	LOAN AND TERMS OF PAYMENT

2.1          Promise to Pay.  Borrower hereby unconditionally promises to pay Bank the outstanding principal amount of all Credit Extensions and accrued and unpaid interest thereon as and when due in accordance with this Agreement.

2.1.1	Term Loan Advances.

(a)           Availability.  Subject to the terms and conditions of this Agreement, during the Draw Period, Bank agrees to make advances (each a “Term Loan Advance” and collectively, “Term Loan Advances”) available to Borrower in an aggregate amount of up to Thirty Million Dollars ($30,000,000.00).  Each Term Loan Advance must be in an amount at least equal to Five Million Dollars ($5,000,000.00).  After repayment, no Term Loan Advance (or any portion thereof) may be reborrowed.

(b)           Interest Period.  Commencing on the first Payment Date of the calendar quarter following the month in which the Funding Date of such Term Loan Advance occurs, Borrower shall make quarterly payments of interest, in arrears, on the principal amount of each Term Loan Advance at the rate set forth in Section 2.2(a).

(c)           Repayment.  All outstanding principal and accrued interest under each Term Loan Advance, and all other outstanding Obligations with respect to each Term Loan Advance, are due and payable in full on the applicable Term Loan Maturity Date.

(d)           Permitted Prepayment.   Borrower shall have the option to prepay any Term Loan Advance (or portion thereof), provided Borrower (i) provides written notice to Bank of its election to prepay such Term Loan Advance (or portion thereof) at least fourteen (14) days prior to such prepayment, and (ii) pays, on the date of such prepayment (A) all outstanding principal plus accrued interest under such Term Loan Advance (or portion thereof), and (B) all other sums, that shall have become due and payable, including interest at the Default Rate with respect to any past due amounts.

2.2	Payment of Interest on the Credit Extensions.

(a)           Interest Rate.  Subject to Section 2.2(b), the principal amount outstanding under each Term Loan Advance shall accrue interest at a floating per annum rate equal to three-quarters of one percentage point (0.75%) above the Prime Rate, which interest shall be payable quarterly.

(b)           Default Rate.  Immediately upon the occurrence and during the continuance of an Event of Default, Obligations shall bear interest at a rate per annum which is five percentage points (5.00%) above the rate that is otherwise applicable thereto (the “Default Rate”) unless Bank otherwise elects from time to time in its sole discretion to impose a smaller increase.  Fees and expenses which are required to be paid by Borrower pursuant to the Loan Documents (including, without limitation, Bank Expenses) but are not paid when due shall bear interest until paid at a floating per annum rate equal to three-quarters of one percentage point (0.75%) above the Prime Rate, plus five percentage points (5.00%).  Payment or acceptance of the increased interest rate provided in this Section 2.2(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Bank.

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(c)           Adjustment to Interest Rate.  Changes to the interest rate of any Credit Extension based on changes to the Prime Rate shall be effective on the effective date of any change to the Prime Rate and to the extent of any such change.

(d)           Computation; 360-Day Year.  In computing interest, the date of the making of any Credit Extension shall be included and the date of payment shall be excluded; provided, however, that if any Credit Extension is repaid on the same day on which it is made, such day shall be included in computing interest on such Credit Extension.  Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed.

(e)           Debit of Accounts.  Bank may debit any of Borrower’s deposit accounts, including the Designated Deposit Account, for principal and interest payments or any other amounts Borrower owes Bank when due.  These debits shall not constitute a set-off.

(f)            Interest Payment Date.  Unless otherwise provided, interest is payable quarterly on the Payment Date.

2.3	Fees. Borrower shall pay to Bank:

(a)           Commitment Fee.  A fully earned, non-refundable commitment fee of Seventy-Five Thousand Dollars ($75,000.00), on the Effective Date, of which the amount of Forty Thousand Dollars ($40,000.00) has previously been paid by Borrower;

(b)           Term Loan Advance Fees.  In addition to the commitment fee provided in Section 2.3(a), in respect of (and as a condition precedent to) each Term Loan Advance, a fully earned, non-refundable fee of one-quarter of one percent (0.25%) of the principal amount of such Term Loan Advance, on the Funding Date of such Term Loan Advance (collectively, “Term Loan Advance Fees”); and

(c)           Bank Expenses.  All Bank Expenses (including reasonable attorneys’ fees and expenses for documentation and negotiation of this Agreement) incurred through and after the Effective Date, when due.

2.4          Payments. All payments (including prepayments) to be made by Borrower under any Loan Document shall be made in immediately available funds in U.S. Dollars, without setoff or counterclaim, before 12:00 p.m. Eastern time on the date when due.  Payments of principal and/or interest received after 12:00 p.m. Eastern time are considered received at the opening of business on the next Business Day.  When a payment is due on a day that is not a Business Day, the payment shall be due the next Business Day, and additional fees or interest, as applicable, shall continue to accrue until paid.

2.5	Net Payments and Withholdings.

(a)           All payments by Borrower shall be made subject to applicable withholding taxes under the Israeli Income Tax Ordinance and the Tax Treaty between the Government of the State of Israel and the Government of the United States of America with respect to taxes on income.

(b)           Borrower will furnish Bank with proof reasonably satisfactory to Bank indicating that Borrower has made all such withholding tax payments, and will cooperate with Bank in connection with any information and documentation reasonably required by Bank in connection with credits, exemptions, rebates, or other benefits to be obtained by Bank in connection with such withholding payments made by Borrower, which credits, exemptions, rebates, or other benefits shall be property of Bank, without payment to Borrower or application to any Obligations hereunder.

(c)           The agreements and obligations of Borrower contained in this Section 2.5 shall survive the termination of this Agreement.

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3	CONDITIONS OF LOANS

3.1          Conditions Precedent to Initial Credit Extension. Bank’s obligation to make the initial Credit Extension is subject to the condition precedent that Bank shall have received, in form and substance satisfactory to Bank, the following documents, and completion of such other matters, as follows:

(a)           duly executed original signatures to the Loan Documents;

(b)           the Debenture (in English and Hebrew translations);

(c)           all stock powers, transfer deeds and other documents required by Bank in connection with the pledged shares of stock in Given;

(d)           delivery to Bank (at Bank’s office in Israel) of the certificates evidencing the shares of stock in Given that constitute, or will constitute, Collateral;

(e)           Certificate of the secretary of Borrower with respect to articles, by-laws, incumbency and resolutions authorizing the execution and delivery of this Agreement, the Debenture, and the other Loan Documents;

(f)            the completed and executed Borrowing Resolutions for Borrower;

(g)           certified copies, dated as of a recent date, of financing statement searches, as Bank shall request, accompanied by written evidence (including any UCC termination statements) that the Liens indicated in any such financing statements either constitute Permitted Liens or have been or, in connection with the initial Credit Extension, will be terminated or released;

(h)           Federal Reserve Form U-1, together with the duly executed original signature thereto;

(i)            a proposed amendment to Given’s registration rights agreement, in the form attached hereto as Exhibit E, subject to the approval of Given’s shareholders;

(j)            a legal opinion of Borrower’s counsel (authority/enforceability) in form and substance acceptable to Bank;

(k)           letter agreements from Given in favor of Bank;

(l)            evidence satisfactory to Bank that all filings required to have been made pursuant to the Debenture and the other Loan Documents have been made to secure a first-ranking Lien in favor of Bank on the Collateral, including, without limitation, Bank’s receipt of a registration of pledge certificate (teudat rishum shiabud) with respect thereto duly issued by the Israeli Registrar of Companies (the “Registrar”), and all other actions required to have been taken by Borrower or any other party prior to the initial Credit Extension shall have been taken and all consents and other authorizations shall have been obtained prior to the initial Credit Extension, all in accordance with the terms of the Debenture and the other Loan Documents; and

(m)          payment of the fees and Bank Expenses then due as specified in Section 2.3 hereof.

3.2          Conditions Precedent to all Credit Extensions.  Bank’s obligations to make each Credit Extension, including the initial Credit Extension, is subject to the following conditions precedent:

(a)           timely receipt of an executed Payment/Advance Form;

(b)           each of the representations and warranties in this Agreement and the Debenture shall be true, accurate, and complete in all material respects on the date of the Payment/Advance Form and on the Funding Date of each Credit Extension; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, and no Event of Default shall have occurred and be continuing or result from the Credit Extension.  Each Credit Extension is Borrower’s representation and warranty on that date that the representations and warranties in this Agreement and the Debenture remain true, accurate, and complete in all material respects; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date;

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(c)           in Bank’s sole discretion, there has not been any material impairment in the general affairs, management, results of operation, financial condition or the prospect of repayment of the Obligations;

(d)           payment of the applicable Term Loan Advance Fee;

(e)           Borrower’s execution and delivery to Bank of such additional debentures, or amendments to the Debenture, as requested by Bank, as provided in Section 4.1 of this Agreement, and all stock powers, transfer deeds and other documents required by Bank in connection with the pledged shares of stock in Given;

(f)            evidence satisfactory to Bank that all filings required pursuant to the Debenture and the other Loan Documents to amend the description of the Collateral, as set forth in Section 4.1 of this Agreement, have been made with the Registrar (including, without limitation, Bank’s receipt of duly executed and stamped forms with a “received stamp” by the Registrar with respect thereto);

(g)           delivery to Bank of the following, each in form and substance satisfactory to Bank: (i) a certificate of the secretary of Borrower with respect to Borrower’s articles, by-laws, incumbency and resolutions authorizing and approving the Term Loan Advance being requested and all related actions, transactions and documents, including, without limitation, the documentation delivered pursuant to Section 3.2(e), and (ii) completed and executed resolutions adopted by Borrower’s board of directors (and, if required, stockholders) authorizing and approving the Term Loan Advance being requested and all related actions, transactions and documents, including, without limitation, the documentation delivered pursuant to Section 3.2(e); and

(h)           delivery to Bank (at Bank’s office in Israel) of the certificates evidencing the shares of stock in Given that constitute, or will constitute, Collateral.

3.3          Covenant to Deliver.  Borrower agrees to deliver to Bank each item specified in Sections 3.1 and 3.2 required to be delivered to Bank under this Agreement as a condition precedent to any Credit Extension.  Borrower expressly agrees that a Credit Extension made prior to the receipt by Bank of any such item shall not constitute a waiver by Bank of Borrower’s obligation to deliver such item, and the making of any Credit Extension in the absence of a required item shall be in Bank’s sole discretion.

3.4          Procedures for Borrowing.    Subject to the prior satisfaction of all other applicable conditions to the making of a Credit Extension set forth in this Agreement, to obtain a Credit Extension, Borrower shall notify Bank (which notice shall be irrevocable) by electronic mail, facsimile, or telephone by 12:00 p.m. Eastern time at least two (2) Business Days before the requested Funding Date of the Credit Extension.  Together with any such electronic or facsimile notification, Borrower shall deliver to Bank by electronic mail or facsimile a completed Payment/Advance Form executed by a Responsible Officer.  Bank may rely on any telephone notice given by a person whom Bank believes is a Responsible Officer.  Bank shall credit Credit Extensions to the Designated Deposit Account.  Bank may make Credit Extensions under this Agreement based on instructions from a Responsible Officer or without instructions if the Credit Extensions are necessary to meet Obligations which have become due.

4	SECURITY

4.1          Debenture.  Borrower undertakes to create in favor of Bank, prior to and as a condition precedent to requesting and receiving any Term Loan Advance, a first priority security interest and a first ranking fixed pledge and charge over the Collateral, which shall be such shares of stock in Given owned by Borrower as have an aggregate value (as reasonably determined by Bank) at least equal to three hundred twenty-five percent (325.0%) of the amount (as reasonably determined by Bank) of all outstanding Obligations (plus the amount of the Term Loan Advance requested), and such other shares of stock in Given owned by Borrower and other assets over which Borrower grants a first priority security interest and a first ranking fixed pledge and charge to Bank (if and to the extent provided in this Agreement and/or the Debenture), all in accordance with the Debenture Fixed Charge Agreement attached hereto as Exhibit C (as amended, modified or restated from time to time, the “Debenture”).  In addition, prior to and as a condition precedent to requesting and receiving any Term Loan Advance, Borrower shall (a) execute and deliver to Bank such additional debentures, or amendments to the Debenture, as requested by Bank, to give Bank a first priority security interest and a first ranking fixed pledge and charge over the Collateral (each such new and/or amended debenture shall be included in the definition of the term “Debenture” herein), and (b) deliver to Bank (at Bank’s Israeli office) the certificates evidencing the shares of stock in Given owned by Borrower that constitute, or will constitute, Collateral.

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In the event that, at any time, the Debt Coverage Ratio is less than 3.0 to 1.0 for a period of five (5) consecutive Business Days, Borrower shall, within three (3) Business Days of such occurrence (the “Determination Date”), either (at Borrower’s election): (a) execute and deliver to Bank such additional debentures, or amendments to the Debenture, as requested by Bank, giving Bank a first priority security interest and a first ranking fixed pledge and charge over additional shares of stock in Given owned by Borrower (and deliver to Bank the certificates evidencing such shares of stock), or, if such additional shares are not sufficient or are not available, alternative collateral acceptable to Bank in Bank’s sole and absolute discretion (which alternative collateral shall be deemed to be Collateral hereunder), or (b) repay all or a portion of the Obligations, such that, after giving effect to (a) and (b), the Debt Coverage Ratio is at least 3.25 to 1.0.  In the event that Borrower fails to comply with the immediately preceding sentence, Borrower shall repay all outstanding Obligations within fourteen (14) Business Days of the Determination Date.

In addition, in the event that, at any time, the Debt Coverage Ratio is greater than 3.5 to 1.0 for a period of five (5) consecutive Business Days, at Borrower’s discretion Borrower and Bank shall execute such amendments to the Debenture to release such portion of the Collateral as necessary (with such portion being reasonably determined by Bank) so that, after giving effect to such release, the Debt Coverage Ratio is at least 3.25 to 1.0 but not greater than 3.5 to 1.0.

4.2          Priority.  All Obligations shall be secured by the Collateral.  Borrower warrants and represents that the security interests and pledges and charges of the Debenture, upon the filing thereof, shall be first priority security interests and first priority fixed pledges and charges in the Collateral, subject only to Permitted Liens which are expressly permitted by the terms of this Agreement to have priority.

4.3          Authorization to File Financing Statements.  Borrower hereby authorizes Bank to file financing statements, without notice to Borrower, with all appropriate jurisdictions to perfect or protect Bank’s interest or rights hereunder, including a notice that any disposition of the Collateral, by either Borrower or any other Person, shall be deemed to violate the rights of Bank, substantially in the form attached hereto as Exhibit F.

5	REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants as follows:

5.1          Due Organization, Authorization; Power and Authority.  Borrower is duly existing and in good standing, if applicable, as a Registered Organization in its jurisdiction of formation.  If Borrower is not now a Registered Organization but later becomes one, Borrower shall promptly notify Bank of such occurrence and provide Bank with Borrower’s organizational identification number.

The execution, delivery and performance by Borrower of the Loan Documents to which it is a party have been duly authorized, and do not (i) conflict with any of Borrower’s organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material Requirement of Law, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which Borrower or any of its property or assets may be bound or affected, (iv) require any action by, filing, registration, or qualification with, or Governmental Approval from, any Governmental Authority (except such Governmental Approvals which have already been obtained and are in full force and effect) or (v) constitute an event of default under any material agreement by which Borrower is bound.  Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to have a material adverse effect on Borrower’s business.

5.2          Collateral.  Borrower has good title to, has rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien in favor of Bank, free and clear of any and all Liens except Permitted Liens.

The Collateral is not in the possession of any third party bailee (such as a warehouse).  None of the components of the Collateral shall be maintained at locations other than in Bank’s possession and control.

5.3          Litigation.  Except as set forth in Schedule 5.3 hereto, there are no actions or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against Borrower involving more than, individually or in the aggregate, One Million Dollars ($1,000,000.00).

5.4          Financial Statements; Financial Condition.  All consolidated financial statements for Borrower delivered to Bank fairly present in all material respects Borrower’s consolidated financial condition and Borrower’s consolidated results of operations.  There has not been any material deterioration in Borrower’s consolidated financial condition since the date of the most recent financial statements submitted to Bank.

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5.5          Solvency.  The fair salable (but for restrictions imposed by applicable securities laws on the salability of Borrower’s assets that constitute securities) value of Borrower’s assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities, and Borrower is able to pay its debts (including trade debts) as they mature.

5.6          Regulatory Compliance.  Borrower is not an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act of 1940, as amended.  Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations X, T and U of the Federal Reserve Board of Governors).  Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to have a material adverse effect on its business.  Borrower has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Government Authorities that are necessary to continue its business as currently conducted.

5.7	Intentionally Omitted.

5.8	Intentionally Omitted.

5.9          Use of Proceeds.  Borrower shall use the proceeds of the Credit Extensions to fund its general business requirements.

5.10        Full Disclosure. No written representation, warranty or other statement of Borrower in any certificate or written statement given to Bank, as of the date such representation, warranty, or other statement was made, taken together with all such written certificates and written statements given to Bank, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized by Bank that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

5.11        Definition of “Knowledge.”  For purposes of the Loan Documents, whenever a representation or warranty is made to Borrower’s knowledge or awareness, to the “best of” Borrower’s knowledge, or with a similar qualification, knowledge or awareness means the actual knowledge, after reasonable investigation, of the Responsible Officers.

6	AFFIRMATIVE COVENANTS

Borrower shall do all of the following:

6.1          Government Compliance.  Maintain its legal existence and good standing in its jurisdiction of formation and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to cause a Material Adverse Change.  Borrower shall comply with all laws, ordinances and regulations to which it is subject, noncompliance with which could cause a Material Adverse Change.

6.2	Financial Statements, Reports, Certificates. Deliver to Bank:

(a)           Compliance Certificates.  Within (i) sixty (60) days after the last day of each calendar quarter and (ii) ninety (90) days after the last day of Borrower’s fiscal year, a duly completed Compliance Certificate in the form attached hereto as Exhibit B signed by a Responsible Officer, certifying that as of the end of such calendar quarter or fiscal year, as applicable, Borrower was in full compliance with all of the terms and conditions of this Agreement and the other Loan Documents, and setting forth calculations showing compliance with the financial covenants set forth in this Agreement and such other information as Bank shall reasonably request;

(b)           Annual Audited Financial Statements.  As soon as available, but no later than ninety (90) days after the last day of Borrower’s fiscal year, audited consolidated financial statements prepared under IFRS, consistently applied, together with an unqualified opinion on the financial statements from Borrower’s independent auditors;

(c)           Other Statements.  Within five (5) days of delivery, copies of all statements, reports and notices filed with the SEC;

(d)           SEC Filings.  Within five (5) days of filing, copies of all periodic and other reports, proxy statements and other materials filed by Borrower with the SEC, any Governmental Authority succeeding to any or all of the functions of the SEC or with any national securities exchange, or distributed to its shareholders, as the case may be, provided that Borrower shall deliver to Bank (i) within ninety (90) days after the last day of Borrower’s fiscal year, all reports on Form 20-F, and (ii) within sixty (60) days after the last day of each calendar quarter, all reports on Form 6-K, filed with the SEC.  Documents required to be delivered pursuant to the terms hereof (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which Borrower posts such documents, or provides a link thereto, on Borrower’s website on the Internet at Borrower’s website address;

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(e)           Legal Action Notice.  A prompt report of any legal actions pending or threatened in writing against Borrower that could result in damages or costs to Borrower of, individually or in the aggregate, One Million Dollars ($1,000,000.00) or more; and

(f)            Other Financial Information.  Other financial information reasonably requested by Bank, subject to Section 12.9 of this Agreement.

6.3	Intentionally Omitted.

6.4	Operating Accounts. Borrower shall maintain the Designated Deposit Account with Bank.

6.5          Financial Covenant.  Borrower shall maintain at all times a Debt Coverage Ratio which shall not be less than 3.0 to 1.0 for any period of five (5) consecutive Business Days.

6.6          Litigation Cooperation.  From the Effective Date and continuing through the termination of this Agreement, make available to Bank, without expense to Bank, Borrower and its officers, employees and agents and Borrower's Books, to the extent that Bank may deem them reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Bank with respect to any Collateral or relating to Borrower.

6.7          Further Assurances. Execute any further instruments and take further action as Bank reasonably requests to perfect or continue Bank’s Lien in the Collateral or to effect the purposes of this Agreement and the other Loan Documents.

6.8          Investments.  At least two (2) times per fiscal year, Borrower shall participate in a meeting or conference call (as determined by Bank and upon Bank’s request) with Bank to review Borrower’s business, and provide Bank with access to Borrower’s Books in connection therewith, subject to Section 12.9 of this Agreement.

6.9          Notification.  Promptly (but in no event later than two (2) Business Days) notify Bank with respect to (a) any Transfer by Borrower or RDC of any shares in Given or (b) any Transfer by DIC of more than one percent (1.0%) of DIC’s shares in Given.

7	NEGATIVE COVENANTS

Borrower shall not do any of the following without Bank’s prior written consent:

7.1          Dispositions.  Convey, sell, lease, transfer, assign, or otherwise dispose of (collectively, “Transfer”) all or any part of its business or property, except for Transfers of portions of Borrower’s business or property made in the ordinary course of Borrower’s business (other than Transfers of the Collateral, which in all cases require Bank’s prior written consent).

7.2          Changes in Business, Management, Ownership, or Business Locations.  (a) Engage in any business other than the business currently engaged in by Borrower, or reasonably related thereto; (b) liquidate or dissolve Borrower; or (c) enter into any transaction or series of related transactions in which the stockholders of Borrower who were not stockholders immediately prior to the first such transaction own more than fifty percent (50.0%) of the voting stock of Borrower immediately after giving effect to such transaction or related series of such transactions (other than by the sale of Borrower’s equity securities in a public offering or to venture capital investors so long as Borrower identifies to Bank the venture capital investors prior to the closing of the transaction and provides to Bank a description of the material terms of the transaction).

Borrower shall not, without at least five (5) days prior written notice to Bank: (1) change its jurisdiction of organization, (2) change its organizational structure or type, (3) change its legal name, or (4) change any organizational number (if any) assigned by its jurisdiction of organization.

7.3          Mergers or Acquisitions.  Merge or consolidate with any other Person, or acquire all or substantially all of the capital stock or property of another Person, except in each case where (a) such transaction does not result in stockholders of Borrower who were not stockholders immediately prior to the first such transaction owning more than fifty percent (50.0%) of the voting stock of Borrower immediately after giving effect to such transaction or related series of such transactions, and (b) Borrower is the surviving corporation from such transaction.

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7.4          Indebtedness.  Create, incur, assume, or be liable for any Indebtedness, other than Permitted Indebtedness.

7.5          Encumbrance.  Create, incur, allow, or suffer any Lien on any of the Collateral, or assign or convey any right to receive income with respect to the Collateral, except for Permitted Liens, or permit any Collateral not to be subject to the first priority security interest and first ranking fixed pledge and charge granted in the Debenture.

7.6          Distributions.  Pay any dividends or make any distribution or payment or redeem or retire any capital stock, unless no Event of Default then exists or shall occur as a result of such dividend, distribution, payment, redemption or retirement.

7.7          Intentionally Omitted.

7.8          Subordinated Debt.  (a) Make or permit any payment on any Subordinated Debt, except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt is subject, or (b) amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof or adversely affect the subordination thereof to Obligations owed to Bank.

7.9          Compliance.  Become an “investment company” or a company controlled by an “investment company”, under the Investment Company Act of 1940, as amended, or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Credit Extension for that purpose; in the event that Borrower is or becomes subject to ERISA, fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act (in the event that Borrower is or becomes subject to the Federal Fair Labor Standards Act) or violate any other law or regulation, if the violation could reasonably be expected to have a material adverse effect on Borrower’s business; withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

8	EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

8.1          Payment Default.  Borrower fails to (a) make any payment of principal or interest on any Credit Extension on its due date, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable (which three (3) Business Day cure period shall not apply to payments due on the applicable Term Loan Maturity Date).  During the cure period, the failure to make or pay any payment specified under clause (a) or (b) hereunder is not an Event of Default (but no Credit Extension will be made during the cure period);

8.2	Covenant Default.

(a)           Borrower fails or neglects to perform any obligation in Sections 4.1, 6.2, 6.4, 6.5 or 6.9 or violates any covenant in Section 7; or

(b)           Borrower fails or neglects to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any Loan Documents, and as to any default (other than those specified in this Section 8) under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Credit Extensions shall be made during such cure period).  Cure periods provided under this section shall not apply, among other things, to financial covenants or any other covenants set forth in clause (a) above;

8.3	Material Adverse Change. A Material Adverse Change occurs;

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8.4	Attachment; Levy; Restraint on Business.

(a)           (i) The service of process seeking to attach, by trustee or similar process, any funds of Borrower on deposit or otherwise maintained with Bank or any Bank Affiliate, or (ii) a notice of lien or levy is filed against any of Borrower’s assets by any government agency, and the same under subclauses (i) and (ii) hereof are not, within ten (10) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); provided, however, no Credit Extensions shall be made during any ten (10) day cure period; or

(b)           (i) any material portion of Borrower’s assets is attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins, restrains, or prevents Borrower from conducting any material part of its business;

8.5          Insolvency. (a) Borrower is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent; (b) Borrower begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within thirty (30) days (but no Credit Extensions shall be made while of any of the conditions described in clause (a) exist and/or until any Insolvency Proceeding is dismissed);

8.6          Other Agreements.  There is, under any agreement to which Borrower is a party with a third party or parties, (a) any default resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount individually or in the aggregate in excess of Five Million Dollars ($5,000,000.00); or (b) any default by Borrower, the result of which could have a material adverse effect on Borrower’s business;

8.7          Judgments.  One or more final judgments, orders, or decrees for the payment of money in an amount, individually or in the aggregate, of at least Five Million Dollars ($5,000,000.00) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against Borrower and the same are not, within ten (10) days after the entry thereof, discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay (provided that no Credit Extensions will be made prior to the discharge, stay, or bonding of such judgment, order, or decree);

8.8          Misrepresentations.  Borrower or any Person authorized to act for Borrower makes any representation, warranty, or other statement now or later in this Agreement, any Loan Document or in any writing delivered to Bank or to induce Bank to enter this Agreement or any Loan Document, and such representation, warranty, or other statement is incorrect in any material respect when made; or

8.9          Subordinated Debt.  Any document, instrument, or agreement evidencing any Subordinated Debt shall for any reason be revoked or invalidated or otherwise cease to be in full force and effect, any Person shall be in breach thereof or contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations shall for any reason be subordinated or shall not have the priority contemplated by this Agreement.

9	BANK’S RIGHTS AND REMEDIES

9.1          Rights and Remedies.  While an Event of Default occurs and continues Bank may, without notice or demand, do any or all of the following:

(a)           declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Bank);

(b)           stop advancing money or extending credit for Borrower’s benefit under this Agreement or under any other agreement between Borrower and Bank;

(c)           make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral.  Borrower shall assemble the Collateral if Bank requests and make it available as Bank designates.  Bank may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Borrower grants Bank a license to enter and occupy any of its premises, without charge, to exercise any of Bank’s rights or remedies;

(d)           apply to the Obligations any (i) balances and deposits of Borrower it holds, or (ii) any amount held by Bank owing to or for the credit or the account of Borrower;

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(e)           prepare for sale, advertise for sale, and sell the Collateral;

(f)            demand and receive possession of Borrower’s Books with respect to the Collateral; and

(g)           exercise all rights and remedies available to Bank under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof) or any other applicable law.

Notwithstanding the foregoing, in the event that Borrower has maintained, and maintains at such time, a Debt Coverage Ratio which shall not be less than 3.0 to 1.0 for any period of five (5) consecutive Business Days, then after the occurrence of any Event of Default (other than an Event of Default resulting from Borrower’s failure to comply with Section 6.5 of this Agreement), Bank shall give Borrower at least three (3) Business Days notice prior to Bank exercising Bank’s remedies under the Debenture with respect to the Given shares pledged to Bank by Borrower.

9.2          Power of Attorney.  Borrower hereby irrevocably appoints Bank as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Borrower’s name on any checks or other forms of payment or security; (b) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (c) transfer the Collateral into the name of Bank or a third party as the Code or any other applicable law permits.  Borrower hereby appoints Bank as its lawful attorney-in-fact to sign Borrower’s name on any documents necessary to perfect or continue the perfection of Bank’s Lien in the Collateral regardless of whether an Event of Default has occurred until all Obligations have been satisfied in full and Bank is under no further obligation to make Credit Extensions hereunder.  Bank’s foregoing appointment as Borrower’s attorney in fact, and all of Bank’s rights and powers, coupled with an interest, are irrevocable until all Obligations have been fully repaid and performed and Bank’s obligation to provide Credit Extensions terminates.

9.3          Application of Payments and Proceeds Upon Default.  If an Event of Default has occurred and is continuing, Bank may apply any funds in its possession, whether from Borrower account balances, payments, proceeds or other disposition of the Collateral, or otherwise, to the Obligations in such order as Bank shall determine in its sole discretion.  Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Bank for any deficiency.  If Bank, in its good faith business judgment, directly or indirectly enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, Bank shall have the option, exercisable at any time, of either reducing the Obligations by the principal amount of the purchase price or deferring the reduction of the Obligations until the actual receipt by Bank of cash therefor.

9.4          Bank’s Liability for Collateral.  So long as Bank complies with reasonable banking practices regarding the safekeeping of the Collateral in the possession or under the control of Bank, Bank shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person.

9.5          No Waiver; Remedies Cumulative.  Bank’s failure, at any time or times, to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Bank thereafter to demand strict performance and compliance herewith or therewith.  No waiver hereunder shall be effective unless signed by the party granting the waiver and then is only effective for the specific instance and purpose for which it is given.  Bank’s rights and remedies under this Agreement and the other Loan Documents are cumulative.  Bank has all rights and remedies provided under the Code and any other applicable law, by law, or in equity.  Bank’s exercise of one right or remedy is not an election and shall not preclude Bank from exercising any other remedy under this Agreement or other remedy available at law or in equity, and Bank’s waiver of any Event of Default is not a continuing waiver.  Bank’s delay in exercising any remedy is not a waiver, election, or acquiescence.

9.6          Demand Waiver.  Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Bank on which Borrower is liable.

10	NOTICES

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail or facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below.  Bank or Borrower may change its mailing or electronic mail address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 10.

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If to Borrower:	Elron Electronic Industries Ltd.
Triangle Building, Azrieli Center, 42nd Floor
Tel Aviv, Israel 67023
Attn: Yaron Elad
Fax: 972-3-6075556
Email: yaron.elad@elron.com

with a copy to:	P. Weinberg & Co.
Triangle Building, Azrieli Center, 20th Floor
Tel Aviv, Israel 67023
Attn: Paul Weinberg, Adv.
Fax: 972 3 6091024
Email: paul@weinlegal.com

If to Bank:	Silicon Valley Bank
275 Grove Street, Suite 2-200
Newton, Massachusetts 02466
Attn: Mr. David Reich
Fax: (617) 527-0177
Email: DReich@svb.com

with a copy to:	Riemer & Braunstein LLP
Three Center Plaza
Boston, Massachusetts 02108
Attn: David A. Ephraim, Esquire
Fax: (617) 880-3456
Email: DEphraim@riemerlaw.com

11	CHOICE OF LAW, VENUE, JURY TRIAL WAIVER

New York law governs the Loan Documents without regard to principles of conflicts of law.  Borrower and Bank each submit to the exclusive jurisdiction of the State and Federal courts in New York, New York; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Bank from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Bank.  Borrower expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.  Borrower hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to Borrower at the address set forth in, or subsequently provided to Borrower in accordance with, Section 10 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of Borrower’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

BORROWER AND BANK EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT.  EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

12	GENERAL PROVISIONS

12.1        Successors and Assigns.  This Agreement binds and is for the benefit of the successors and permitted assigns of each party.  Borrower may not assign this Agreement or any rights or obligations under it without Bank’s prior written consent (which may be granted or withheld in Bank’s discretion).  Bank has the right, without the consent of or notice to Borrower, to sell, transfer, assign, negotiate, or grant participation in all or any part of, or any interest in, Bank’s obligations, rights, and benefits under this Agreement and the other Loan Documents.  Bank will give Borrower prompt notice of any assignment of this Agreement and the other Loan Documents by Bank.

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12.2        Indemnification.  Borrower agrees to indemnify, defend and hold Bank and its directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Bank (each, an “Indemnified Person”) harmless against:  (a) all obligations, demands, claims, and liabilities (collectively, “Claims”) claimed or asserted by any other party in connection with the transactions contemplated by the Loan Documents; and (b) all losses or expenses (including Bank Expenses) in any way suffered, incurred, or paid by such Indemnified Person as a result of or following, resulting or arising from transactions between Bank and Borrower contemplated by the Loan Documents (including reasonable attorneys’ fees and expenses), except for Claims and/or losses directly caused by such Indemnified Person’s gross negligence or willful misconduct.  Borrower shall not be liable for any consequential loss (including loss of profits).

12.3        Time of Essence.  Time is of the essence for the performance of all Obligations in this Agreement.

12.4        Severability of Provisions. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.5        Correction of Loan Documents.  Bank may correct patent errors and fill in any blanks in the Loan Documents consistent with the agreement of the parties so long as Bank provides Borrower with written notice of such correction and allows Borrower at least ten (10) days to object to such correction.  In the event of such objection, such correction shall not be made except by an amendment signed by both Bank and Borrower.

12.6        Amendments in Writing; Waiver; Integration. No purported amendment or modification of any Loan Document, or waiver, discharge or termination of any obligation under any Loan Document, shall be enforceable or admissible unless, and only to the extent, expressly set forth in a writing signed by the party against which enforcement or admission is sought.  Without limiting the generality of the foregoing, no oral promise or statement, nor any action, inaction, delay, failure to require performance or course of conduct shall operate as, or evidence, an amendment, supplement or waiver or have any other effect on any Loan Document.  Any waiver granted shall be limited to the specific circumstance expressly described in it, and shall not apply to any subsequent or other circumstance, whether similar or dissimilar, or give rise to, or evidence, any obligation or commitment to grant any further waiver.  The Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.  All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of the Loan Documents merge into the Loan Documents.

12.7        Counterparts.  This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement.

12.8        Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of this Agreement) have been paid in full and satisfied.  The obligation of Borrower in Section 12.2 to indemnify Bank shall survive until the statute of limitations with respect to such claim or cause of action shall have run.

12.9        Confidentiality.  In handling any confidential information, Bank shall exercise the same degree of care that it exercises for its own proprietary information, but disclosure of information may be made: (a) to Bank’s Subsidiaries or Affiliates (such Subsidiaries and Affiliates, together with Bank, collectively, “Bank Entities”); (b) to prospective transferees or purchasers of any interest in the Credit Extensions (provided, however, Bank shall use its best efforts to obtain any prospective transferee’s or purchaser’s agreement to the terms of this provision); (c) as required by law, regulation, subpoena, or other order, including without limitation, applicable securities law pursuant to which Borrower may be required to file a copy of this Agreement and its annexures and/or a summary thereof with the Tel Aviv Stock Exchange and the SEC; (d) to Bank’s regulators or as otherwise required in connection with Bank’s examination or audit; (e) as Bank considers appropriate in exercising remedies under the Loan Documents; and (f) to third-party service providers of Bank so long as such service providers have executed a confidentiality agreement with Bank with terms no less restrictive than those contained herein.  Confidential information does not include information that is either: (i) in the public domain or in Bank’s possession when disclosed to Bank, or becomes part of the public domain after disclosure to Bank; or (ii) disclosed to Bank by a third party if Bank does not know that the third party is prohibited from disclosing the information.

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Bank Entities may use the confidential information for reporting purposes and the development and distribution of databases and market analyses so long as such confidential information is aggregated and anonymized prior to distribution unless otherwise expressly permitted by Borrower.  The provisions of the immediately preceding sentence shall survive the termination of this Agreement.

12.10     Right of Set Off.   Borrower hereby grants to Bank, a lien, security interest and right of set off as security for all Obligations to Bank, whether now existing or hereafter arising upon and against all deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of Bank or any entity under the control of Bank (including a Bank subsidiary) or in transit to any of them.  At any time after the occurrence and during the continuance of an Event of Default, without demand or notice, Bank may set off the same or any part thereof and apply the same to any liability or obligation of Borrower even though unmatured and regardless of the adequacy of any other collateral securing the Obligations.  ANY AND ALL RIGHTS TO REQUIRE BANK TO EXERCISE ITS RIGHTS OR REMEDIES WITH RESPECT TO ANY OTHER COLLATERAL WHICH SECURES THE OBLIGATIONS, PRIOR TO EXERCISING ITS RIGHT OF SETOFF WITH RESPECT TO SUCH DEPOSITS, CREDITS OR OTHER PROPERTY OF BORROWER ARE HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVED.

12.11     Electronic Execution of Documents.  The words “execution,” “signed,” “signature” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

12.12     Captions. The headings used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

12.13     Construction of Agreement.  The parties mutually acknowledge that they and their attorneys have participated in the preparation and negotiation of this Agreement.  In cases of uncertainty this Agreement shall be construed without regard to which of the parties caused the uncertainty to exist.

12.14     Relationship.  The relationship of the parties to this Agreement is determined solely by the provisions of this Agreement.  The parties do not intend to create any agency, partnership, joint venture, trust, fiduciary or other relationship with duties or incidents different from those of parties to an arm’s-length contract.

12.15     Third Parties.  Nothing in this Agreement, whether express or implied, is intended to: (a) confer any benefits, rights or remedies under or by reason of this Agreement on any persons other than the express parties to it and their respective permitted successors and assigns; (b) relieve or discharge the obligation or liability of any person not an express party to this Agreement; or (c) give any person not an express party to this Agreement any right of subrogation or action against any party to this Agreement.

13	DEFINITIONS

13.1        Definitions.  As used in the Loan Documents, the word “shall” is mandatory, the word “may” is permissive, the word “or” is not exclusive, the words “includes” and “including” are not limiting, the singular includes the plural, and numbers denoting amounts that are set off in brackets are negative.  As used in this Agreement, the following capitalized terms have the following meanings:

“Affiliate” is, with respect to any Person, each other Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person’s managers and members.

“Agreement” is defined in the preamble hereof.

“Bank” is defined in the preamble hereof.

“Bank Entities” is defined in Section 12.9.

“Bank Expenses” are all audit fees and expenses, costs, and expenses (including reasonable attorneys’ fees and expenses) for preparing, amending, negotiating, administering, defending and enforcing the Loan Documents (including, without limitation, those incurred in connection with appeals or Insolvency Proceedings) or otherwise incurred with respect to Borrower.

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“Borrower” is defined in the preamble hereof.

“Borrower’s Books” are all Borrower’s books and records including ledgers, federal and state tax returns, records regarding Borrower’s assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

“Borrowing Resolutions” are, with respect to any Person, those resolutions adopted by such Person’s board of directors (and, if required, stockholders) and delivered by such Person to Bank approving the Loan Documents to which such Person is a party and the transactions contemplated thereby, together with a certificate executed by its secretary on behalf of such Person certifying that (a) such Person has the authority to execute, deliver, and perform its obligations under each of the Loan Documents to which it is a party, (b) that attached as Exhibit A to such certificate is a true, correct, and complete copy of the resolutions then in full force and effect authorizing and ratifying the execution, delivery, and performance by such Person of the Loan Documents to which it is a party, (c) the name(s) of the Person(s) authorized to execute the Loan Documents on behalf of such Person, together with a sample of the true signature(s) of such Person(s), and (d) that Bank may conclusively rely on such certificate unless and until such Person shall have delivered to Bank a further certificate canceling or amending such prior certificate.

“Business Day” is any day that is not a Saturday, Sunday or a day on which Bank is closed.

“Claims” is defined in Section 12.2.

“Code” is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Bank’s Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of New York, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” is any and all properties, rights and assets granted by Borrower to Bank (to the extent so granted) or arising under Israeli law or other applicable law, now, or in the future, including, without limitation, the Pledged Assets and all proceeds thereof.

“Compliance Certificate” is that certain certificate in the form attached hereto as Exhibit B.

“Contingent Obligation” is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation, in each case, directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but “Contingent Obligation” does not include endorsements in the ordinary course of business.  The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

“Credit Extension” is any Term Loan Advance.

“Debenture” is defined in Section 4.1.

“Debt Coverage Ratio” is the ratio of (a) the aggregate value of the shares of stock in Given owned by Borrower or such alternative collateral acceptable to Bank in Bank’s sole and absolute discretion, in each case over which Bank has a first priority security interest and a first ranking fixed pledge and charge pursuant to the Debenture, to (b) the aggregate amount of all outstanding Obligations, each as determined by Bank.

“Default Rate” is defined in Section 2.2(b).

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“Designated Deposit Account” is Borrower’s deposit account, account number _____________, maintained with Bank.

“Determination Date” is defined in Section 4.1.

“DIC” is Discount Investment Corporation Ltd.

“Dollars,” “dollars” or use of the sign “$” means only lawful money of the United States and not any other currency, regardless of whether that currency uses the “$” sign to denote its currency or may be readily converted into lawful money of the United States.

“Draw Period” is the period of time commencing upon the Effective Date through the earlier to occur of (a) the date that is eighteen (18) months from the Effective Date, and (b) an Event of Default.

“Effective Date” is defined in the preamble hereof.

“ERISA” is the Employee Retirement Income Security Act of 1974, and its regulations.

“Event of Default” is defined in Section 8.

“Exchange Act” is the Securities Exchange Act of 1934, as amended.

“Funding Date” is any date on which a Credit Extension is made to or for the account of Borrower which shall be a Business Day.

“Given” means Given Imaging Ltd., a company organized under the laws of the State of Israel.

“Governmental Approval” is any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” is any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“IDBD” is IDB Development Corporation Ltd.

“IDBH” is IDB Holding Corporation Ltd.

“IFRS” are the International Financial Reporting Standards, a collection of guidelines and rules set by the International Accounting Standards Board (www.iasb.org) which are applicable to the circumstances as of the date of determination.

“Indebtedness” is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, and (d) Contingent Obligations.

“Indemnified Person” is defined in Section 12.2.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, the Israeli Companies Ordinance 5743-1983, the Israeli Companies Law 5759-1999, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Lien” is a claim, mortgage, deed of trust, levy, charge, pledge, security interest or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or otherwise against any property.

“Loan Documents” are, collectively, this Agreement, the Debenture and any other debentures or pledge agreements, the Borrowing Resolutions, any account control agreements, any subordination agreements, any note, or notes or guaranties executed by Borrower, and any other present or future agreement between Borrower and/or for the benefit of Bank in connection with this Agreement or the Debenture, all as amended, restated, or otherwise modified.

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“Material Adverse Change” is (a) a material impairment in the perfection or priority of Bank’s Lien in the Collateral or in the value of such Collateral; (b) a material adverse change in the business, operations, or condition (financial or otherwise) of Borrower (provided, however, Bank acknowledges that the voluntary de-listing or voluntary deregistration of Borrower from the NASDAQ exchange shall not, by itself, be considered a material adverse change in the business, operations, or condition (financial or otherwise) of Borrower, provided further, however, that any facts or circumstances relating to such voluntary de-listing or voluntary deregistration shall be relevant in connection with determining whether a Material Adverse Change has occurred); (c) a material impairment of the prospect of repayment of any portion of the Obligations; or (d) Bank determines, based upon information available to it and in its reasonable judgment, that there is a substantial likelihood that Borrower shall fail to comply with one or more of the financial covenants in Section 6 during the next succeeding financial reporting period.

“Obligations” are Borrower’s obligations to pay when due any debts, principal, interest, Term Loan Advance Fees, the Commitment Fee, Bank Expenses and other amounts Borrower owes Bank now or later, whether under this Agreement, the Loan Documents, or otherwise, including, without limitation, all Secured Amounts (as defined in the Debenture), including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Bank, and to perform Borrower’s duties under the Loan Documents.

“Payment/Advance Form” is that certain form attached hereto as Exhibit A.

“Payment Date” is the first calendar day of each calendar quarter.

“Permitted Indebtedness” is:

(a)           Borrower’s Indebtedness to Bank under this Agreement and the other Loan Documents;

(b)           Indebtedness existing on the Effective Date which, in the case of such Indebtedness individually or in the aggregate in excess of Twenty Thousand Dollars ($20,000.00), is shown on Exhibit D attached hereto;

(c)   Subordinated Debt;

(d)           unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(e)           unsecured Indebtedness in favor of DIC, IDBD or IDBH, provided that such unsecured Indebtedness (i) is Subordinated Debt, (ii) is not incurred prior to Borrower requesting and receiving Term Loan Advances in an aggregate amount of Thirty Million Dollars ($30,000,000.00), (iii) does not exceed at any time, in the aggregate, Thirty Million Dollars ($30,000,000.00), and (iv) is not repaid (in whole or in part) until such time as (A) the Obligations are fully paid in cash, (B) Bank has no commitment or obligation to lend any further funds to Borrower, and (C) all financing agreements between Bank and Borrower are terminated by Borrower or Bank pursuant to the terms hereunder;

(f)            extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (e) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon Borrower;

(g)           any obligation or undertaking to provide equity financing or debt financing to Borrower’s portfolio companies in Borrower’s ordinary course of business; and

(h)           any direct or indirect liability, contingent or not, of Borrower for any indebtedness of any of Borrower’s Affiliates, which indebtedness is directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by Borrower, provided that Borrower’s liability and obligations with respect thereto (i) are unsecured, and (ii) do not exceed at any time, in the aggregate, Ten Million Dollars ($10,000,000.00).

“Permitted Liens” are:

(a)           Liens existing on the Effective Date which are shown on Exhibit D attached hereto or arising under this Agreement and the other Loan Documents;

(b)           Liens for taxes, fees, assessments or other government charges or levies, either (i) not due and payable or (ii) being contested in good faith and for which Borrower maintains adequate reserves on Borrower’s Books, provided that no notice of any such Lien has been filed or recorded under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations adopted thereunder; and

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(c)           Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (b), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase.

“Person” is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Pledged Assets” is defined in the Debenture.

“Prime Rate” is, with respect to any day, the “Prime Rate” as quoted in the Wall Street Journal print edition on such day (or, if such day is not a day on which the Wall Street Journal is published, the immediately preceding day on which the Wall Street Journal was published).

“RDC” is RDC Rafael Development Corporation Ltd.

“Registered Organization” is any “registered organization” as defined in the Code or any other applicable law with such additions to such term as may hereafter be made.

“Registrar” is defined in Section 3.1(l) of this Agreement.

“Requirement of Law” is as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” is any of the Chief Executive Officer, Chief Financial Officer or any Director of Borrower.

“SEC” shall mean the Securities and Exchange Commission, and any successor thereto.

“Subordinated Debt” is indebtedness incurred by Borrower subordinated to all of Borrower’s now or hereafter indebtedness to Bank (pursuant to a subordination, intercreditor, or other similar agreement in form and substance satisfactory to Bank entered into between Bank and the other creditor), on terms acceptable to Bank.

“Subsidiary” is, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.  Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to a Subsidiary of Borrower.

“Term Loan Advance” and “Term Loan Advances” are defined in Section 2.1.2(a).

“Term Loan Advance Fees” is defined in Section 2.3(b).

“Term Loan Maturity Date” is, for each Term Loan Advance, the first calendar day of the month that is thirty-five (35) months after the Funding Date of such Term Loan Advance.

“Transfer” is defined in Section 7.1.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

BORROWER:

ELRON ELECTRONIC INDUSTRIES LTD.

By	(signed)	(signed)
Name:	Ari Bronshtein	Yaron Elad
Title:	CEO	CFO

BANK:

SILICON VALLEY BANK

By	(signed)
Name:	Timothy M. Hardin
Title:	Division Risk Manager

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EXHIBIT A
LOAN PAYMENT/ADVANCE REQUEST FORM

[omitted]

EXHIBIT B
COMPLIANCE CERTIFICATE

[omitted]

Schedule 1 to Compliance Certificate
Financial Covenants of Borrower

[omitted]

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EXHIBIT C

DEBENTURE FIXED CHARGE AGREEMENT

Made and executed this __ day of                   ,

WHEREAS, the undersigned, Elron Electronic Industries Ltd., a company organized and existing under the laws of the State of Israel with its registered office at Triangle Building, Azrieli Center, 42nd Floor, Tel Aviv, Israel 67023 and publicly traded on the Israeli Tel Aviv Stock Exchange and on the Over the Counter Bulletin Board (OTCBB)  (hereinafter: the "Company"), intends to receive from Silicon Valley Bank, a California corporation with a loan production office located at 275 Grove Street, Suite 2-200, Newton, Massachusetts 02466 (hereinafter: the "Bank"), credits and various loans (hereinafter: the "Banking Services") from time to time pursuant to, for such purpose and on such conditions as specified in the provisions of that certain Loan Agreement entered into between and among the Bank and the Company on November 9, 2011 (the Loan Agreement, as may be amended, modified, replaced or restated from time to time, is hereinafter referred to as the "Loan Agreement") and/or as may be agreed from time to time with respect to each such Banking Service; and

THEREFORE, it has been agreed that the Company shall secure the repayment of the various amounts of money which the Company may owe and/or may be liable to the Bank in connection with the granting of the Banking Services and/or the Loan Agreement and/or in connection with other liabilities not being Banking Services in connection with the Loan Agreement, all in accordance with the terms hereinafter contained.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

1.	Nature of the Debenture.

This Debenture has been made to secure the full and punctual payment of all the sums due and to become due to the Bank from the Company in connection with the granting of the Banking Services to the Company and/or in connection with the Loan Agreement and/or in connection with other liabilities not being Banking Services under the Loan Agreement, whether the Company may have incurred or will incur liability with respect thereto in the future, now due or becoming due in the future, which are payable prior to the realization of the Pledged Assets (defined below) or subsequent thereto, whether due absolutely or contingently, directly or indirectly, together with interest, commissions, charges, fees and expenses of whatever nature, including costs of realizing the Pledged Assets, lawyers' fees, insurance, and any other payments arising from this Debenture and together with any nature of linkage differences due and becoming due from the Company to the Bank in respect of linked principal and interest and any other linked sum set  forth in the Loan Agreement (all the foregoing sums being jointly and severally hereinafter referred to as the "Secured Amounts").

2.	The Pledged Assets.

(a)           As security for the full and timely payment of all amounts which may become due from the Company in connection with any and all of the Obligations, [_________] of such ordinary shares in Given Imaging Ltd., a company organized under the laws of Israel ("Given") owned by the Company that have an aggregate value (as reasonably determined by the Bank) equal to at least three hundred twenty five percent (325.0%) of the amount (as reasonably determined by the Bank) of all outstanding Obligations (plus the amount of the Term Loan Advance requested) (the "Shares", which term shall include all additional ordinary shares of Given pledged to the Bank by the Company) which shall from time to time be delivered to the Bank, together with all other shares, if any, which by virtue of the Shares or otherwise are issued to, or acquired by the Company, whether in substitution therefor, by way of bonus shares, rights or otherwise, together with all existing and future rights and benefits attaching to the Shares and all additions and substitutions thereto and therefor, including but without prejudice to the generality of the foregoing, all interest returns of capital and other sums paid or to be paid in respect of or in connection with the Shares and all additions and substitutions thereto and therefor, are hereby granted, pledged and charged by way of a first ranking fixed pledge and charge and a first priority security interest in favor of the Bank in accordance with the terms and conditions of this Debenture Fixed Charge Agreement, all of which shall be referred to hereinafter as "Pledged Assets". The initial number of Shares pledged to the Bank is set forth in Exhibit A.

(b)           Subject to the terms and conditions of the Loan Agreement, in the event that the Bank agrees to make additional Term Loan Advances, prior to and as a condition precedent to requesting and receiving any Term Loan Advance, the Company shall (a) execute and deliver to Bank a supplement to this Debenture in the form attached hereto as Exhibit C, as requested by Bank, to give Bank a first ranking fixed pledge and charge and a first priority security interest in favor of the Bank over such Shares as have an aggregate value (as reasonably determined by the Bank) equal to at least three hundred twenty five percent (325.0%) of the amount (as reasonably determined by the Bank) of all outstanding Obligations (plus the amount of the Term Loan Advance requested), in accordance with the terms and conditions of this Debenture Fixed Charge Agreement (each such supplement shall be included in the definition of the term "Debenture Fixed Charge Agreement" herein, and any collateral being pledged under any such supplement shall be included in the definition of "Pledged Assets"), and (b) deliver to Bank (at Bank’s Israeli office) the certificates evidencing the Shares.

Page 49 of 67 pages

It is hereby agreed and acknowledged that the description of the Pledged Assets shall be amended and updated from time to time by the Company and the Bank, at the Bank’s direction, upon each Term Loan Advance, in accordance with the provisions of the Loan Agreement and this Debenture Fixed Charge Agreement.

(c)           In the event that, at any time, the Debt Coverage Ratio is less than 3.0 to 1.0 for a period of five (5) consecutive Business Days, the Company shall, within three (3) Business Days of such occurrence (the "Determination Date"), either (at the Company’s election): (a) execute and deliver to Bank such additional debentures, or supplements to this Debenture, as requested by Bank, giving Bank a first ranking fixed pledge and charge and a first priority security interest over additional shares of Given owned by the Company (and deliver to Bank the certificates evidencing such shares), or, if such additional shares are not sufficient or are not available, alternative collateral acceptable to Bank in Bank's sole and absolute discretion (which alternative collateral shall be deemed to be Pledged Assets hereunder), or (b) repay all or a portion of the Obligations, such that, after giving effect to (a) and (b), the Debt Coverage Ratio is at least 3.25 to 1.0.  In the event that the Company fails to comply with the immediately preceding sentence, the Company shall repay all outstanding Obligations within fourteen (14) Business Days of the Determination Date.

(d)           In addition, in the event that, at any time, the Debt Coverage Ratio is greater than 3.5 to 1.0 for a period of five (5) consecutive Business Days, at the Company’s discretion the Company and Bank shall execute such supplements to the Debenture to release such portion of the Pledged Assets as necessary (with such portion being reasonably determined by Bank) so that, after giving effect to such release, the Debt Coverage Ratio is at least 3.25 to 1.0 but not greater than 3.5 to 1.0.

(e)           The Bank shall be entitled, at its sole discretion, to set off at any time any amount payable by the Company to the Bank on account of the Obligations which has not been timely paid, against any sums paid or to be paid in respect of or in connection with the Pledged Assets, without the consent of the Company. The Bank shall give the Company at least three (3) Business Days notice prior to any such setoff.

(f)            The Company confirms that the Bank's books, accounts and entries shall be binding upon the Company, shall be deemed to be correct and shall serve as prima facie evidence against the Company in all their particulars, including all reference to the computation of the Obligations, the Pledged Assets and any other matter related hereto.

(g)           Without derogating from the other provisions contained in this Debenture Fixed Charge Agreement, any waiver, extension, concession, acquiescence or forbearance (hereinafter: "waiver") on the Bank's part as to the non-performance, partial performance or incorrect performance of any of the Company's obligations pursuant to this Debenture Fixed Charge Agreement, such waiver shall not be treated as a waiver on the part of the Bank of any rights but as a limited consent given in respect of the specific instance.

3.	Representations and Undertakings.

The Company hereby declares, confirms, warrants and undertakes, as the case may be, as follows:

(a)           The Shares are fully paid up, in the exclusive possession (prior to delivery thereof to the Bank) and ownership of the Company, free and clear of any charge, pledge, security interest, attachment, claim or any other third party rights except for the pledge in favor of the Bank hereunder, and will remain so for the duration of the pledge of the Pledged Assets.

(b)           Other than as provided in the Registration Rights Agreement (defined below), applicable securities laws and the legend appearing on the certificates representing the Shares, there is no limitation or provision of law or of any agreement applicable to the Pledged Assets restricting the assignability, transferability or chargeability of the Pledged Assets, and the Company is capable of and entitled to charge and grant a security interest in the Pledged Assets.

(c)           No assignment or other disposition has been made affecting the Pledged Assets or their value as collateral as envisaged by this Debenture Fixed Charge Agreement.

(d)           The Shares confer upon their holder the right to receive a pro-rata portion of any and all dividends distributed by Given to its stockholders, or assets of Given in the event of winding up and to cast a pro-rata portion of all votes entitled to be cast by all stockholders of Given.

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(e)           Subject only to applicable securities laws, the Shares are capable of being freely sold, transferred and/or disposed of without the consent or approval of any third person or authority. The Company hereby waives any and all rights under any of the organizational documents of Given with respect to the pledge and transfer of the Shares pursuant to the provisions of this Debenture Fixed Charge Agreement.

(f)           The enforcement of the security constituted by this Debenture Fixed Charge Agreement may result in the transfer of the Shares, either to the Bank or any other parties, and as a shareholder of Given at the date hereof, the Company hereby expressly and specifically approves and accepts such transfer and such transferee(s), whoever it, he, she or they may be in accordance with the provisions of the Debenture Fixed Charge Agreement and any applicable law, and the Company undertakes if and when required, to execute and deliver such instruments of conveyance and transfer and take such other action, including voting such Shares in favor of a such transfer.

(g)           There are no outstanding powers of attorney or proxies or assignments or delegations thereof authorizing an action to be taken on behalf of the Company in connection with the Pledged Assets.

(h)           The Company undertakes not to sell, pledge, charge, grant a security interest in, assign or otherwise dispose of any of the Pledged Assets, including without limitation by conferring any rights ranking pari-passu, prior to or deferred to the rights of the Bank, without the prior written consent of the Bank, and to notify the Bank forthwith of the levying of any attachment on the Pledged Assets, to forthwith notify the attachor of the charge in favor of the Bank and to take at the Company's own expense immediately and without delay all such measure as are required for discharging such attachment.

(i)            The Company undertakes to be liable towards the Bank for any defect in the Company's title to the Pledged Assets and/or any default thereunder and to bear the responsibility for the authenticity, regularity and correctness of all the signatures, endorsements and particulars of any Bills, documents, instruments and securities which have been or may be delivered to the Bank by way of collateral security.

(j)            The Company hereby irrevocably assigns to the Bank, with such assignment to be deemed effective upon (i) the making of the initial Term Loan Advance by Bank and (ii) the occurrence of any of the events specified in Section 6 below, all rights and interests of the Company applicable to the Shares under that certain Registration Rights Agreement dated July 18, 2007, by and among Given and certain shareholders thereof, as may be amended by the proposed amendment thereto contemplated by the Loan Agreement (the “Registration Rights Agreement”), and promptly following execution of this Debenture Fixed Charge Agreement shall provide Given with any notice in connection therewith as prescribed by the Registration Rights Agreement, such that the Bank shall be entitled to exercise all such rights and interests in place of the Company, subject only to the limitations set forth in the Registration Rights Agreement.

(k)           The Company and DIC are parties to a voting agreement entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

Unless and to the extent waived by the Bank in writing, all of the above declarations, confirmations, warranties and undertakings shall continue to subsist as long as the pledge of the Pledged Assets continues to exist.

Any of the representations, warranties and covenants made by the Company hereunder shall be in addition to, and shall not derogate in any manner from, any representations, warranties and covenants made by the Company under the Loan Agreement and any other document related to the granting of the Banking Services.

4.	In order to carry out the provisions of Section 2 above:

(a)           The Company shall deposit the following documents with the Bank, concurrently with the execution hereof and immediately upon the request of the Bank from time to time: (i) the original share certificates representing the Shares, (ii) blank share transfer deeds with respect to the Shares, executed by the Company (the "Blank Share Transfer Deeds"), and (iii) irrevocable power of attorney in favor of the Bank, executed by the Company (the "POA") in the form attached as Exhibit B hereto. The Company hereby agrees that upon the occurrence of any of the events specified under Section 6 below: (i) the Bank shall be entitled to fill in the missing details under the Blank Share Transfer Deeds and to use such deeds as it deems appropriate, and (ii) the Bank shall be entitled to use the POA in order to attend and vote on general meeting of Given, and to sign on behalf of the Company as its attorney-in-fact on any documents, declarations, affidavits or returns which, in the opinion of the Bank may be required to facilitate the realization of any of the Pledged Assets as collateral for the full repayment of the Obligations or to transfer any of the Pledged Assets to the Bank or any other third party.

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(b)           Subject to the provisions of this Debenture Fixed Charge Agreement, the Company remains the owner of the Shares and, accordingly, the right to take part in the general meetings of Given and to vote therein shall remain vested in it. The Company shall not, without the prior written consent of the Bank, exercise its voting powers in respect of the Shares in any manner which would materially adversely affect the security constituted by this Debenture Fixed Charge Agreement (including, without limitation, in favor of any material change in the terms of the Shares) or would be inconsistent with the terms of any of the documents in connection with the Banking Services. The Company shall have the right to receive all profits, premiums, earnings and/or income accrued or accruing to the Pledged Assets, and same shall be transferred to the Company, subject to sub-section 0(d) below and to the provisions of the Loan Agreement.

(c)           The Company shall in addition perform any and all of the obligations imposed upon it in its capacity as shareholder of Given so as to preserve all rights conferred by the Shares.

(d)           Upon the occurrence of any of the events specified under Section 6 below, the right to take part in the general meetings of the Company and to vote shall be transferred to the Bank to the widest extent permitted by applicable law. The Company shall do all things necessary to effect such transfer to the extent permitted by applicable law, including without limitation, issuing any power of attorney necessary for the Bank to exercise such right to take part in general meetings and to vote.

(e)           The Company undertakes to execute and deliver any documents and instruments and to do and to cause to be done all such acts, if any, necessary for filing, perfecting, maintaining, protecting, and registering the pledge on the Pledged Assets hereunder within the time frame provided for under Israeli law, and to pay all fees and charges with respect to all such filing and submission, if required.

5.	Notifications.

The Company undertakes to notify the Bank forthwith:

(a)           Of any claim of right to any of the Pledged Assets;

(b)           Of any of the events enumerated in Section 6 hereof;

(c)           Of any material reduction in value of any of the Pledged Assets;

(d)           Of any application filed for the winding-up of the Company's affairs or for the appointment of a receiver over the Company's assets as well as any resolution regarding any structural change in the Company which is not permitted under the terms of the Loan Agreement; and

(e)           Of any change of address.

6.	Events of Default.

Without derogating from the generality of the provisions of this Debenture Fixed Charge Agreement, the Bank shall be entitled to demand the immediate payment of the Obligations and to debit any account of the Company with the amount thereof in any one of the events numerated below, in which case the Company undertakes to pay the Bank all of the Obligations, and the Bank shall be entitled to take whatever steps it sees fit for the collection of the Obligations and to realize, at the Company's expense, the Pledged Assets by any means allowed by law:

(a)           The Company is in breach of any of its obligations, undertakings, representations or warranties under this Debenture Fixed Charge Agreement (the foregoing shall not derogate from any right, under any law, granted to the Bank in respect of any other breach) and any applicable cure period, if applicable, has elapsed; and/or

(b)           There occurs and continues to subsist an event which gives the Bank right to demand payment, under any document signed between the Company and the Bank, including, inter alia, under the Loan Agreement; and/or

(c)           The occurrence of an Event of Default as defined in the Loan Agreement.

Notwithstanding anything  to the contrary herein,  in the event that Company has maintained, and maintains at such time, a Debt Coverage Ratio which shall not be less than 3.0 to 1.0 for any period of five (5) consecutive Business Days, then after the occurrence of any Event of Default (other than an Event of Default resulting from Company’s failure to comply with Section 6.5 of the Loan Agreement), the Bank shall give the Company at least three (3) Business Days notice prior to Bank exercising Bank’s remedies hereunder with respect to the Pledged Assets.

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7.   Repayment of the Obligations.

Without derogating from the Company's rights under Section 2.1.1(d) of the Loan Agreement, the Company hereby undertakes to pay the Bank all and any of the Obligations promptly on the maturity dates prescribed or which may be prescribed therefore from time to time.

Without prejudice to Section 16, to the extent applicable, neither the Company nor any person having a right liable to be affected by the pledges, security interests and charges hereby created or the realization thereof shall have any right under Section 13(b) of the Israeli Pledge Law, 5727-1967 (the "Pledge Law"), or any other statutory provisions in substitution therefore.

8.   Realization of the Pledge.

(a)           Upon the occurrence of any of the event specified in Section 6 above, the Bank may exercise its rights as pledgee available under applicable law, including, without limitation, to:

(i)            Sell the Pledged Assets;

(ii)           Transfer title to the Pledged Assets and/or request the competent courts that title to the Pledged Assets be assigned to the Bank for payment of all or any part of the outstanding Obligations; and

(iii)          Act generally in relation to the Pledged Assets in such manner as the Bank acting shall determine.

(b)           Nothing contained herein shall derogate from any other right or remedy the Bank may then have, pursuant to the Loan Agreement or any applicable law, against the Company, which may be exercised by the Bank simultaneously therewith on in any other manner deemed appropriate by the Bank.

(c)           In order to realize all or any of the Pledged Assets, the Bank may adopt any means it or they deem fit in order to collect any amount payable on account of the Obligations and/or to realize the Pledged Assets and/or the respective rights of the Bank hereunder, including the sale of any of the Pledged Assets in any manner allowed by applicable law, as the Bank shall deem fit, and at any such sale the Bank may become the purchaser and shall have the right to set-off the purchase price offered by it against the amount due to it on account of the Obligations.

(d)           Upon the occurrence of any of the events specified in Section 6 above the Bank may manage and administer the Pledged Assets in such manner and for such period as the Bank, in its absolute discretion may deem expedient, and for the purposes aforesaid.

(e)           All costs, claims, expenses and disbursements incurred by the Bank in or about or incidental to the exercise of any powers aforesaid shall be payable by the Company on demand and shall be secured by this Debenture Fixed Charge Agreement.

9.             In the event that any of the Pledged Assets are sold by the Bank and/or in accordance with a court order or an order of a competent authority and such order does not specify the order in which the amounts realized are to be appropriated, all amounts so obtained shall be appropriated according to the documents signed between the Company and the Bank in connection with the Banking Services.

10.           The Pledged Assets which have been or may be given to the Bank under this Debenture Fixed Charge Agreement shall be continuing and revolving securities and shall remain in force until all Obligations have been fully discharged and the Bank has certified in writing that this Debenture Fixed Charge Agreement and the Loan Agreement are each null; upon and subject thereof the Bank shall return the original share certificates and the Blank Share Transfer Deed to the Company, shall sign the applicable documents in connection with release of the Pledged Assets registered in accordance with the terms of this Debenture, and shall provide the Company with a certificate confirming that the POA is null and void.

11.           All collateral securities and guarantees which have been or may be given to the Bank for payment of the Obligations shall be independent of one another.

12.           The Bank may at any time, at its own discretion and without the Company's consent being required, assign this Debenture Fixed Charge Agreement and its rights arising hereunder, including the collaterals in whole or in part and any assignee may also reassign the said rights without any further consent being required from the Company. The Bank will give the Company prompt notice of any assignment of this Agreement by the Bank.

13.           Should the payment date of the Obligations or any part thereof not yet have fallen due at the time of the sale of the Pledged Assets, or the Obligations be due to the Bank contingently only, then the Bank shall be entitled to recover out of the proceeds of the sale an amount sufficient to cover the Obligations and the amount so recovered shall be charged to the Bank as security for, and be held by the Bank until the discharge in full of, the Obligations.

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14.           The nature and effect of the Pledged Assets to which this Debenture Fixed Charge Agreement is applicable shall not be affected nor shall the validity of any of the security and obligations of the Company hereunder be impaired or affected by any compromise, concession, granting of time or other like release consented to by the Bank with respect to the Company or by any variation in the Company's obligations towards the Bank in connection with the Obligations or by any release or waiver by the Bank of any other collateral security or guarantees.

15.   Notices.

(a)           Each communication to be made under this Debenture Fixed Charge Agreement shall be made in writing and, unless otherwise stated, may be made also by facsimile transmission.

(b)           Each communication or document to be made or delivered by each party to another pursuant to this Debenture Fixed Charge Agreement shall (unless that other party has by written notice, specified another address) be made or delivered to that party, addressed as follows:

if to the Company:
Elron Electronic Industries Ltd.
Triangle Building, Azrieli Center, 42nd Floor
Tel Aviv, Israel 67023
Attn: Yaron Elad
Fax: 972-3-6075556
Email: yaron.elad@elron.com

with a copy to:
P. Weinberg & Co.
Triangle Building, Azrieli Center, 20th Floor
Tel Aviv, Israel 67023
Attn: Paul Weinberg, Adv.
Fax: 972 3 6091024
Email: paul@weinlegal.com

if to the Bank:
Silicon Valley Bank
275 Grove Street, Suite 2-200
Newton, Massachusetts 02466
Attn: Mr. David Reich
Fax: (617) 527-0177
Email: DReich@svb.com

with a copy to:
Yigal Arnon & Co.
1 Azrieli Center, 46th Floor
Tel Aviv 67021
Attn: Peter Sugarman, Adv.
Fax: (972)-3-608-7734
Email: peters@arnon.co.il

with a copy to:
Riemer & Braunstein LLP
Three Center Plaza
Boston, Massachusetts 02108
Attn: David A. Ephraim, Esquire
Fax: (617) 880-3456
Email: DEphraim@riemerlaw.com

and shall be deemed to have been made or delivered (a) upon the earlier of actual receipt and five (5) Business Days after deposit in regular mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon verification of transmission, when sent by facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger.

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(c)           Each of the parties hereto shall be entitled at any time and from time to time to give the other parties notice in writing of any change of the addresses relating to the party giving such notice, and paragraphs (b) and (c) of this Section shall be deemed modified by and in accordance with every such notice of change.

16.   Choice of Law, Venue, Jury Trial Waiver.

(a)           New York law governs this Debenture Fixed Charge Agreement without regard to principles of conflicts of law.  The Company and Bank each submit to the exclusive jurisdiction of the State and Federal courts in New York, New York; provided, however, that nothing in this Debenture shall be deemed to operate to preclude Bank from bringing suit or taking other legal action in any other jurisdiction to realize on the Pledged Assets, or to enforce a judgment or other court order in favor of Bank.  The Company expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and the Company hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.  The Company hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to the Company at the address set forth in, or subsequently provided in accordance with, Section 15 of this Debenture and that service so made shall be deemed completed upon the earlier to occur of the Company's actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

(b)           THE COMPANY AND BANK EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS DEBENTURE OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS DEBENTURE.  EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

17.           Expenses. All the expenses in connection with this Debenture Fixed Charge Agreement as detailed in the Loan Agreement and in any other documents signed between the Bank and the Company in connection with the Banking Services and in accordance therewith, including the fee for preparing credit and security documents, the stamping and registration of document, and all and any expenses involved in the realization of the Pledged Assets and institution of proceedings for collection (including the fees of the Bank's lawyers), insurance, safe-keeping, maintenance and repair of the Pledged Assets – shall be paid by the Company to the Bank on its first demand, together with Interest at the Default Rate from the date demand was made until payment in full, and until payment in full, all the above expenses together with interest thereon shall be secured by this Debenture Fixed Charge Agreement. The Bank may debit the Company with the aforesaid expenses, together with interest thereon.

18.           In this Debenture Fixed Charge Agreement – (a) the singular includes the plural and vice versa; (b) the masculine gender includes the feminine gender and vice versa; (c) "Bank" means Silicon Valley Bank and any of its branches existing on the date hereof and/or to be subsequently opened, wherever they may be, its assigns, successors, or attorneys-in-fact; (d) "Bills" means: promissory notes, bills of exchange, cheques, undertakings, guarantees, sureties, assignments, bills of lading, deposit notes and any other negotiable instruments (e) "Interest at the Default Rate" means interest at the Default Rate, as such term is defined in the Loan Agreement; (f) the headings are only indicative and are not to be used in construing this Debenture Fixed Charge Agreement; (g) the recitals hereto form an integral part hereof; and (h) this Debenture Fixed Charge Agreement is the binding agreement between the parties hereto and this English version of this Debenture shall supersede any translation to Hebrew or Hebrew summary of this Debenture Fixed Charge Agreement, which may be created only for registration purposes with the Israeli Registrar of Companies.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have caused this Debenture Fixed Charge Agreement to be duly executed at the respective places and on the respective dates below written.

Elron Electronic Industries Ltd.	Silicon Valley Bank

By:	By:

At:	At:

Date:	Date:

Exhibit A
Pledged Assets

[_________] Ordinary Shares of Given Imaging Ltd. of which [______] are registered under the Securities Act of 1933

Exhibit B
Power of Attorney

[omitted]

Page 56 of 67 pages

Exhibit C

Supplement to Debenture Fixed Charge Agreement

This Supplement (the "Supplement") is made on _________, 20__ between Elron Electronic Industries Ltd., a company organized and existing under the laws of the State of Israel with its registered office Triangle Building, Azrieli Center, 42nd Floor, Tel Aviv, Israel 67023 and publicly traded on the Israeli Tel Aviv Stock Exchange and on the Over the Counter Bulletin Board (OTCBB) (hereinafter: the "Company"), and Silicon Valley Bank, a California corporation with a loan production office at 275 Grove Street, Suite 2-200, Newton, Massachusetts 02466 (hereinafter: the "Bank").

RECITALS:

WHEREAS,   pursuant to a Debenture Fixed Charge Agreement made on _______ (the "Fixed Charge") the Company granted the Bank a first ranking fixed charge with respect to Pledged Assets as security for the Obligations;

AND WHEREAS   pursuant to the Loan Agreement and the Fixed Charge, the Company is required to pledge additional collateral to the Bank;

NOW, THEREFORE, THE PARTIES HEREBY AFFIRM AND DECLARE AS FOLLOWS:

Unless otherwise defined in the Supplement, terms defined and references contained herein shall have the meaning and construction set forth in the Fixed Charge.

The parties hereby replace Exhibit A of the Fixed Charge with the attached Exhibit A, such that the items listed therein are and shall be pledged in favor of the Bank by way of a first-ranking fixed pledge and charge, on the same terms and conditions as those applying under the Fixed Charge and created under Section 2(a) thereof;

IN WITNESS WHEREOF this Supplement has been executed the day and year first above written.

ELRON ELECTRONIC INDUSTRIES LTD.

By:____________________
Name:
Title:

Accepted and Agreed to:

SILICON VALLEY BANK

By:____________________
Name:
Title:

Page 57 of 67 pages

EXHIBIT D
Schedule of indebtedness and liens

[omitted]

EXHIBIT E
Amended Registration Rights Agreement

[omitted]

EXHIBIT F
UCC Financing Statement

[omitted]

SCHEDULE 5.3
actions or proceedings

[omitted]

Page 58 of 67 pages

Schedule A

Directors and Executive Officers
of
RDC Rafael Development Corporation Ltd.
(as of February 28, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors and Acting CEO	Chairman of the Board of Directors of Elron; Deputy Chairman of Gazit Globe Ltd and Chairman of Gazit Globe Israel (Development) Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC; Chief Executive Officer of Elron.
David Vaish Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Vice President for Finance & Chief Financial Officer of Rafael Advanced Defense Systems Ltd.
Roni Potesman Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Corporate Vice President R&D of Rafael Advanced Defense Systems Ltd.
Yaron Elad 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President and Chief Financial Officer of Elron.
Ilan Biran Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Chairman of the Board of Directors of Rafael Advanced Defense Systems Ltd.
Dr. Zvi Slovin 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Business advisor of Elron.
Moshe Maor Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Chief Subsidiary Officer of Rafael Advanced Defense Systems Ltd.
Giora Shaked 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of RDC Rafael Development Corporation Ltd.
Lior Levinsky 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director of Finance	Director of Finance of RDC Rafael Development Corporation Ltd.

(1) As of February 28, 2012 Mr. Mientkavich owned (i)  4,545 Ordinary Shares, and (ii) options to purchase from the Issuer 35,000 Ordinary Shares at a price of $29.42 per share, 10,000 Ordinary Shares at a price of $16.00 per share and 10,000 Ordinary Shares at a price of $11.55 per share, all of which are exercisable immediately.

Page 59 of 67 pages

Schedule B

Directors and Executive Officers
o f
DEP Technology Holdings Ltd.
(as of February 28, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President and Chief Financial Officer of Elron.
Dr. Zvi Slovin 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Business advisor of Elron.

Page 60 of 67 pages

Schedule C

Directors and Executive Officers
o f
Elron Electronic Industries Ltd.
(as of February 28, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit Globe Ltd and Chairman of Gazit Globe Israel (Development) Ltd.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of DIC; Chairman of Cellcom Israel Ltd.; Deputy Chairman of Makhteshim Agan Industries Ltd.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of companies.
Yaacov Goldman 39 Nachlieli Street, Hod Hasharon 45355, Israel	External Director	Director of companies.
Gad Arbel Hashalom 96, Mevaseret Zion, 90805, Israel	External Director	Director of Companies.
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan 52521, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Rona Dankner 3 Azrieli Center, The Triangular Tower, Tel-Aviv 67023, Israel	Director	Director of Companies
Shay Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	President of Zoe Holdings Ltd.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Arie Ovadia 10 Harav Amiel Street, Tel Aviv, 62223, Israel	Director	Director of companies.
Hadar Udler 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Corporate Secretary of IDB Holding and IDB Development.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Elron.
Gadi Veinrib 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Elron.
Niv Levy 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Elron.

(*) Dual citizen of Israel and France.

(1) See note (1) in Schedule A

Page 61 of 67 pages

Schedule D

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of February 28, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding; IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Deputy President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Deputy President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
Mark Schimmel (*) 24 Hashahaf Street, Chofit 40295, Israel	Director	Co-Managing Director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 23 King Joshafat Street, Herzelia 46701, Israel	Director	Director of companies.
Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.
Prof. Niv Ahituv 33 Drezner Street, Tel Aviv 69496, Israel.	External Director	Professor at the Faculty of Management in the Tel Aviv University.
Prof. Dan Oppenheim 14 Zamarot Street, Herzliya 46424, Israel	External Director	Consultant in the field of medical services.
Isaac Manor (**) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (**) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.

Page 62 of 67 pages

Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Holding and IDB Development.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	President and Chief Executive Officer	President and Chief Executive Officer of DIC; Chairman of Cellcom Israel Ltd.; Deputy Chairman of Makhteshim Agan Industries Ltd.
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Koor Industries Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Elron.
Michel Dahan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of DIC.
Asaf Topaz 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC
(*) Dual citizen of Israel and United Kingdom

(**) Dual citizen of Israel and France

Page 63 of 67 pages

Schedule E

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of February 28, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Deputy President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Deputy President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
Jacob Schimmel 7 High field Gardens, London NW11 9HD, United Kingdom	Director	Co-Managing Director of UKI Investments.
Shay Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	President of Zoe Holdings Ltd.
Eliahu Cohen 23 King Joshafat Street, Herzelia 46701, Israel	Director	Director of companies.
Isaac Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.
Amos Malka 18 Nahal Soreq Street, Modi'in 71700, Israel	Director	Director of companies

Page 64 of 67 pages

Prof. Yoram Margalioth 16 Ha'efroni Street, Raanana 43724, Israel	Director	Senior lecturer (expert on tax laws) at the Faculty of Law in the Tel Aviv University.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
Dr. Eyal Solganik 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Development; Chief Financial Officer of IDB Holding.
Ari Raved 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of IDB Development.
Gonen Bieber (**) 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Vice President and finance manager	Vice President and Chief Financial Officer of Clal Industries and Investments Ltd.; Vice President and finance manager of IDB Development; Finance manager of IDB Holding.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President Comptrolling	Vice President Comptrolling of IDB Development; Comptroller of IDB Holding.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Development.
(*)    Dual citizen of Israel and France.

(**)  Dual citizen of Israel and Germany.

Page 65 of 67 pages

Schedule F

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of February 28, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Isaac Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Deputy Chairman of the Board of Directors	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit-Globe Ltd. and Chairman of Gazit-Globe Israel (Development) Ltd.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Koor Industries Ltd.; Chief Executive Officer of IDB Investments (U.K.) Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
Jacob Schimmel 7 High field Gardens, London NW11 9HD, United Kingdom	Director	Co-Managing Director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 23 King Joshafat Street, Herzelia 46701, Israel	Director	Director of companies.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Meir Rosenne 8 Oppenheimer Street, Ramat Aviv, Tel Aviv 69395, Israel	Director	Attorney.
Shmuel Dor 7 Tarad Street, Ramat Gan 52503, Israel	External Director	Head of auditing of subsidiaries of Clalit Health Services
Zvi Dvoresky 3 Biram Street, Haifa 34986, Israel	External Director	Chief Executive Officer of Beit Kranot Trust Ltd.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director and Deputy President	Deputy President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.

Page 66 of 67 pages

Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy President	Deputy President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Dr. Eyal Solganik 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Financial Officer	Chief Financial Officer of IDB Holding; Executive Vice President and Chief Financial Officer of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding; Vice President Comptrolling of IDB Development.
(*) Dual citizen of Israel and France.

(1) See note (1) in Schedule A

Page 67 of 67 pages